3/13

06011654

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Satellite Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

FILE NO. 82- 4527 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/14/06

82-4527

ARLS
12-31-05

SHIN SATELLITE PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS

31 DECEMBER 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Satellite Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2005 and 2004, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2005 and 2004, and the consolidated and company results of operations and cash flows for the years then ended of Shin Satellite Public Company Limited and its subsidiaries, and of Shin Satellite Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
27 February 2006

Shin Satellite Public Company Limited
Balance Sheets
As at 31 December 2005 and 2004

	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
ASSETS					
Current assets					
Cash and cash equivalents	3	677,138,099	992,899,128	409,076,859	680,234,482
Short-term investment	4	-	209,886,793	-	209,886,793
Trade accounts receivable and accrued income, net	5, 27	1,203,151,911	991,237,111	1,053,893,492	834,377,262
Amounts due from related parties	27	590,562	9,568,873	15,323,131	3,159,465
Short-term loans and advances to subsidiaries and associate	27	18,843	-	2,858,117	69,736,201
Inventories, net	6	605,545,157	325,551,634	538,807,443	247,095,814
Current portion of foreign currency forward contracts receivable, net	7	241,090,480	557,130	241,090,480	557,130
Insurance compensation receivable	12	52,336,624	-	52,336,624	-
Prepaid insurance		201,105,451	37,344,332	198,788,118	34,955,208
Other current assets, net	8, 27	240,418,581	159,083,338	142,925,908	88,181,150
Total current assets		3,221,395,708	2,726,128,339	2,655,100,172	2,168,183,505
Non-current assets					
Investments - equity method	9	779,683,838	758,889,592	2,370,212,040	1,942,708,681
Long-term loan to another company	10	25,180,465	29,174,451	25,180,465	29,174,451
Long-term loan to subsidiaries	27	-	-	128,326,389	-
Property and equipment, net	11	8,241,775,024	19,638,108,660	3,925,106,020	15,993,596,753
Property and equipment under concession agreement, net	12	19,311,883,412	3,933,484,796	19,311,883,412	3,933,484,796
Deferred charges, net	12	59,474,202	89,055,359	9,006,711	32,305,439
Intangible assets, net	12	1,477,523,478	201,313,071	1,282,415,040	12,576,037
Other non-current assets, net	13, 27	570,217,073	210,537,857	554,990,318	197,495,019
Total non-current assets		30,465,737,492	24,860,563,786	27,607,120,395	22,141,341,176
Total assets		33,687,133,200	27,586,692,125	30,262,220,567	24,309,524,681

SHIN SATELLITE

Director ____________________ Director ____________________

Date ____________________

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Short-term loans from financial institutions	14	38,000,000	1,392,099,934	-	1,290,099,934
Trade accounts payable	27	582,607,654	350,136,024	345,644,764	196,435,189
Accounts payable - property and equipment	27	1,215,420,860	453,636,630	613,285,635	71,582,487
Amounts due to related parties	27	17,093,803	12,720,085	16,778,610	14,252,015
Current portion of long-term borrowings, net	14	2,775,966,103	2,222,203,422	2,275,672,488	1,832,277,391
Current portion of foreign currency forward contracts payable, net	7	112,859,300	555,379,863	112,859,300	555,379,863
Advance receipts from customers	27	156,769,826	116,147,151	65,195,905	52,093,450
Accrued concession fee		163,762,447	574,641,662	102,439,255	453,011,175
Accrued expenses	27	160,423,841	182,640,657	96,178,572	135,779,018
Accrued income tax		38,853,144	124,560,338	-	85,118,640
Other current liabilities	15	329,066,854	220,671,310	125,649,565	95,778,783
Total current liabilities		5,590,823,832	6,204,837,076	3,753,704,094	4,781,807,945
Non-current liabilities					
Foreign currency forward contracts payable, net	7	6,726,200	-	6,726,200	-
Long-term borrowings, net	14	14,441,500,447	12,141,621,375	12,807,883,844	10,248,652,917
Net liabilities in subsidiaries	9	-	-	105,254,401	113,106,845
Other non-current liabilities	27	63,952,970	76,115,905	62,409,357	74,366,061
Total non-current liabilities		14,512,179,617	12,217,737,280	12,982,273,802	10,436,125,823
Total liabilities		20,103,003,449	18,422,574,356	16,735,977,896	15,217,933,768

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Balance Sheets (Continued)
As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Shareholders' equity					
Share capital	16				
Authorised share capital - ordinary shares		5,606,282,500	5,568,472,000	5,606,282,500	5,568,472,000
Issued and paid-up share capital - ordinary shares		5,453,789,085	4,384,409,000	5,453,789,085	4,384,409,000
Premium on share capital	16	4,295,364,819	2,198,394,730	4,295,364,819	2,198,394,730
Unrealised cumulative gains on dilution of investment in subsidiary		376,224,720	376,224,720	376,224,720	376,224,720
Cumulative foreign currency translation adjustment		(126,354,524)	(186,947,505)	(126,354,524)	(186,947,505)
Retained earnings					
Appropriated					
Legal reserve	17	213,505,767	153,120,337	213,505,767	153,120,337
Unappropriated		3,313,712,804	2,166,389,631	3,313,712,804	2,166,389,631
Total parent's shareholders' equity		13,526,242,671	9,091,590,913	13,526,242,671	9,091,590,913
Minority interests		57,887,080	72,526,856	-	-
Total shareholder's equity		13,584,129,751	9,164,117,769	13,526,242,671	9,091,590,913
Total liabilities and shareholders' equity		33,687,133,200	27,586,692,125	30,262,220,567	24,309,524,681

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Income
For the years ended 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
REVENUES	27				
Revenues from sales and services		5,589,005,174	5,120,378,208	3,581,347,985	3,184,931,073
Revenues from insurance compensation	12	1,082,653,766	-	1,082,653,766	-
Other income	18	89,136,076	334,285,714	104,302,210	347,299,707
Gain on foreign exchange		40,329,499	-	73,975,122	-
Share of net results from investments- equity method	9	113,331,242	111,870,196	374,762,823	380,745,320
Total revenues		6,914,455,757	5,566,534,118	5,217,041,906	3,912,976,100
EXPENSES	27				
Cost of sales and services		3,480,355,775	2,788,187,057	2,424,156,716	1,811,442,185
Concession fee		420,003,436	429,791,148	357,587,912	362,967,189
Selling and administrative expenses		1,003,988,311	998,644,407	646,783,356	603,451,988
Impairment loss of property and equipment under concession agreements	12	400,000,000	-	400,000,000	-
Directors' remuneration		5,531,285	4,941,576	4,790,000	4,070,000
Loss on foreign exchange		-	28,051,108	-	36,345,646
Total expenses		5,309,878,807	4,249,615,296	3,833,317,984	2,818,277,008
Profit before interest expense and income tax		1,604,576,950	1,316,918,822	1,383,723,922	1,094,699,092
Interest expense		(193,174,942)	(130,574,040)	(76,285,733)	(36,293,250)
Income tax		(200,176,648)	(298,051,977)	(99,729,586)	(202,282,978)
Profit before minorities		1,211,225,360	888,292,805	1,207,708,603	856,122,864
Profit attributable to minorities, net		(3,516,757)	(32,169,941)		-
Net profit for the year		1,207,708,603	856,122,864	1,207,708,603	856,122,864
Basic earnings per share (Baht)	20	1.21	0.98	1.21	0.98
Diluted earnings per share (Baht)	20	1.20	0.97	1.20	0.97

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2005 and 2004

		Consolidated (Baht)							
	Notes	Issued and paid - up share capital (Note 16)	Premium on share capital (Note 16)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 17)	Retained earnings	Minority interests	Total
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	364,804,980	8,443,230,132
Increase in share capital during the year		9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	9b	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year		-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	17	-	-	-	-	42,806,143	(42,806,143)	-	-
Decrease in minority interests during the year		-	-	-	-	-	-	(292,278,124)	(292,278,124)
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769
Opening balance 2005		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	72,526,856	9,164,117,769
Increase in share capital during the year	16	1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustment		-	-	-	60,592,981	-	-	-	60,592,981
Net profit for the year		-	-	-	-	-	1,207,708,603	-	1,207,708,603
Increase in legal reserve during the year	17	-	-	-	-	60,385,430	(60,385,430)	-	-
Decrease in minority interests during the year		-	-	-	-	-	-	(14,639,776)	(14,639,776)
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	57,887,080	13,584,129,751

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2005 and 2004

		Company (Baht)							
	Notes	Issued and paid - up share capital (Note 16)	Premium on share capital (Note 16)	Unrealised cumulative gains on dilution of investment in a subsidiary	Cumulative foreign currency translation adjustment	Legal reserve (Note 17)	Retained earnings	Minority interests	Total
Opening balance 2004		4,375,000,000	2,190,000,000	-	(168,885,854)	110,314,194	1,571,996,812	-	8,078,425,152
Increase in share capital during the year		9,409,000	8,394,730	-	-	-	-	-	17,803,730
Foreign currency translation adjustment		-	-	-	(18,061,651)	-	-	-	(18,061,651)
Unrealised gains on dilution of investment in a subsidiary	9b	-	-	376,224,720	-	-	-	-	376,224,720
Net profit for the year		-	-	-	-	-	856,122,864	-	856,122,864
Dividend paid during the year		-	-	-	-	-	(218,923,902)	-	(218,923,902)
Increase in legal reserve during the year	17	-	-	-	-	42,806,143	(42,806,143)	-	-
Closing balance as at 31 December 2004		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913
Opening balance 2005		4,384,409,000	2,198,394,730	376,224,720	(186,947,505)	153,120,337	2,166,389,631	-	9,091,590,913
Increase in share capital during the year	16	1,069,380,085	2,096,970,089	-	-	-	-	-	3,166,350,174
Foreign currency translation adjustment		-	-	-	60,592,981	-	-	-	60,592,981
Net profit for the year		-	-	-	-	-	1,207,708,603	-	1,207,708,603
Increase in legal reserve during the year	17	-	-	-	-	60,385,430	(60,385,430)	-	-
Closing balance as at 31 December 2005		5,453,789,085	4,295,364,819	376,224,720	(126,354,524)	213,505,767	3,313,712,804	-	13,526,242,671

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

Shin Satellite Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	21	1,847,164,590	2,560,162,671	974,772,716	1,668,012,271
Cash flows from investing activities					
Acquisition of subsidiaries and associate, net of cash acquired		-	(441,711,327)	-	-
Payments for short-term investments		-	(219,987,474)	-	(219,987,474)
Receipts from short-term investments		209,886,792	-	209,886,792	-
Payments for long-term investments		-	(5,115)	-	-
Receipts from long-term investments		-	10,000,000	-	-
Payments for minority interest in subsidiaries	9e	(20,812,316)	-	-	-
Receipts from loans to subsidiaries		-	107,711	-	15,827,380
Short-term loans to subsidiaries and advance to related companies	27	(18,843)	(107,711)	(15,772,679)	(69,209,518)
Long-term loans to related company	27	-	-	(41,884,323)	-
Purchases for property and equipment		(6,778,591,931)	(2,932,926,894)	(6,137,854,893)	(1,967,346,473)
Payments for intangible assets		(12,713,696)	(4,452,297)	(12,713,696)	(2,077,456)
Payments for deferred charges	12	(5,008,808)	(25,226,682)	(5,008,808)	(18,728,497)
Dividends received from associate	9b	92,536,996	37,514,999	-	-
Proceeds from sales of property and equipment		1,985,359	9,334,657	1,405,372	3,624,238
Proceeds from sales of other assets		871,578	-	-	-
Net cash payments from investing activities		(6,511,864,869)	(3,567,460,133)	(6,001,942,235)	(2,257,897,800)
Cash flows from financing activities					
Proceeds from increase in share capital	16	3,166,350,174	17,803,730	3,166,350,174	17,803,730
Advance receipt from increase in share capital		-	2,403,755	-	2,403,756
Proceeds from increase of share capital in subsidiary		-	1,092,542,500	-	-
Dividend payment		-	(218,923,902)	-	(218,923,902)
Proceeds from short-term borrowings	14	187,000,000	3,991,366,307	70,000,000	3,440,366,307
Proceeds from long-term borrowings, net of financial expenses		3,411,963,273	1,674,243,434	3,354,441,687	1,255,665,452
Repayments of short-term borrowings	14	(1,546,458,083)	(2,994,819,679)	(1,365,458,083)	(2,972,717,784)
Repayments of long-term borrowings	14	(871,121,037)	(922,189,818)	(470,526,805)	(503,777,120)
Net cash receipts from financing activities		4,347,734,327	2,642,426,327	4,754,806,973	1,020,820,439
Net increase (decrease) in cash and cash equivalents		(316,965,952)	1,635,128,865	(272,362,546)	430,934,910
Cash and cash equivalents, opening balance		992,899,128	820,123,292	680,234,482	241,793,967
Cash recognised on change of status of subsidiary to associate		-	(1,469,858,634)	-	-
Effects of exchange rate changes		1,204,923	7,505,605	1,204,923	7,505,605
Cash and cash equivalents, closing balance	3	677,138,099	992,899,128	409,076,859	680,234,482

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

Supplementary information for cash flows:

		Consolidated		Company	
		2005	2004	2005	2004
	Note	Baht '000	Baht '000	Baht '000	Baht '000
Interest paid		763,590	420,305	647,122	327,120
Income tax paid		643,222	304,026	538,702	205,162

Non-cash transactions

Acquisition of property and equipment through debt		934,718	396,657	591,312	70,826
Transfers of property and equipment through borrowings		133,200	66,227	-	-

SHIN SATELLITE

The notes to the consolidated and company financial statements on pages 10 to 55 are an integral part of these financial statements.

1 General information

Shin Satellite Public Company Limited ("the Company") is a public limited company, incorporated and domiciled in Thailand. The registered office of the Company is:

414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company is listed on the Stock Exchange of Thailand. The Company, its subsidiaries, associate, and joint venture are primarily involved in transponder services for domestic and international communications, broadband content services, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, telephone network services, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 8 countries; Thailand, Singapore, Cambodia, Laos PDR, Australia, New Zealand, the United States of America, and the British Virgin Islands, and employs over 2,252 people (2004: 2,194 people).

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology (Note 25 a).

These consolidated and company financial statements have been approved by the Board of Directors on 27 February 2006.

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Group has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, Provisions, Contingent Liabilities and Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of these new accounting standards did not have a material impact on these financial statements.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported periods. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

SHIN SATELLITE

DK 88.

2 **Accounting policies** (Continued)

2.1 **Basis of preparation** (Continued)

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 **Group accounting - investment in subsidiaries, associates and joint venture**

Subsidiary undertakings

Subsidiaries, which are those entities (including special purpose entities) in which the Group has the power to govern the financial and operating policies, are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the subsidiary acquired is recorded as goodwill. See Note 2.9 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements, investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries is set out in Note 9.

Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated and company financial statements. Under this method, the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains or losses on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation of goodwill) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

A list of the Group's principal associates is set out in Note 9.

SHIN SATELLITE

2 **Accounting policies** (Continued)

2.2 **Group accounting - investment in subsidiaries, associates and joint venture** (Continued)

Joint venture undertakings

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest under a contractual arrangement between the venturers, which establishes joint control over the economic activity of the entity.

The Group's interest in jointly controlled entity is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other ventures. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements the equity method is applied to account for interests in joint ventures.

A list of the Group's principal joint ventures is set out in Note 9.

2.3 **Related companies**

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, which are directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 **Foreign currencies translation**

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2 Accounting policies (Continued)

2.5 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks, and other short-term highly liquid investments with original maturities of three months from acquisition date or less.

2.6 Trade accounts receivable

Trade accounts receivable are recognised initially at original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount and the amount expected to be collectible.

2.7 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity), but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

2.8 Investments

Investments in non-marketable equity securities, which are classified as general investments, are carried at cost.

Investment with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as short term investment in the current assets.

2.9 Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary, associate or joint venture undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated financial statements as goodwill and is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments - equity method in the consolidated and company financial statements. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market shares, potential growth and other factors inherent in the acquired subsidiary, associate or joint venture.

Goodwill is amortised over a period of 8 - 12 years.

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S.S. DK

2 Accounting policies (Continued)

2.9 Intangible assets (Continued)

Other intangible assets

The cost of other intangible assets comprises the development of IPSTAR technology, expenditure on acquired software, patents, trademarks and licenses and is amortised using the straight-line method over estimated period of their benefits of related assets for a period of 5 to 15.75 years.

Specific software is recognised as an asset when acquired and operate to intended purposes and is amortised using the straight-line method over their expected benefits of related assets for a period of 3 - 5 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.10 Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

2.11 Leases - where the Group is the lessee

Leases of assets where the Group assumes a substantial portion of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.12 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

8.8. DK

2 Accounting policies (Continued)

2.13 Property and equipment

All property and equipment is initially recorded at cost, and subsequently stated at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30 years
Buildings and improvements	5 - 10 years
Equipment	5 - 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3 - 5 years
Motor vehicles	5 years

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2.14 Property and equipment under concession agreements

Property and equipment under concession agreements comprises satellites, commanding and monitoring stations, and other operational equipment, where title has been transferred to the Government agency. They are amortised using the straight-line method over the shorter of the estimated useful lives of satellites and other related assets, or the concession period, ranging from 5 to 27.5 years. Property and equipment under concession agreement is not revalued. Its carrying amount is reviewed for impairment loss annually.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

2.15 Impairment of assets

Property and equipment, property and equipment under concession agreements and other non-financial assets, including goodwill, deferred charges and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows (cash-generating units).

2 Accounting policies (Continued)

2.16 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is party to financial instruments that reduce exposure to fluctuations in foreign currency exchange rate. These instruments mainly comprise foreign currency forward contracts and foreign currency option contracts.

Foreign currency forward contracts

Foreign currency forward contracts protect the Group from movements in exchange rates.

Forward contract transactions are recorded as forward contracts receivable or forward contracts payable on inception, and translated at the year-end rate. Unrealised gains and losses on translation are recognised in the income statements. Premiums or discounts are amortised in the income statements on the straight-line basis over the contract periods.

Foreign currency option contracts

Foreign currency option contracts are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) on a set date, a specific amount of a foreign currency at a pre-determined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal under option contracts is not recognised on the balance sheets. Premiums are amortised in the income statements on the straight-line basis over the periods of the contracts.

Disclosures related to financial instruments to which the Group is a party are provided in Note 23.

2.17 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate fund which is managed by the external fund manager. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the consolidated and company statements of income in the year to which they relate. However, the Group has not yet provided for employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.18 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the expenditures required to settle the provision is expects to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expenses.

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2 Accounting policies (Continued)

2.19 Revenue recognition

Revenue from sales is recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases on equipment is recognised in the period at the rate of the leasing contract.

Revenue arising from royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.20 Income tax

The Company calculates income tax in accordance with the Revenue Code and records income tax on accrual basis. The Group does not recognise income taxes payable or receivable in future periods in respect of temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

2.21 Segment reporting

Segment information is prepared based on internal report of the Group which presented by business segment of the Group's operations.

3 Cash and cash equivalents

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Cash in hand	18,710	22,522	3,357	651
Current accounts and saving deposits held at call with banks	432,455	672,171	180,675	392,277
Fixed deposits	225,973	298,206	225,045	287,306
Total	677,138	992,899	409,077	680,234

The weighted average interest rate of deposits held with banks and fixed deposits was 2.00% per annum (2004: 1.05% per annum).

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8.8 DK

4 Short-term investment

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
Short-term investment comprise:				
Fixed deposit	-	209,887	-	209,887
Total	-	209,887	-	209,887

As at 31 December 2004, a Baht 210 million fixed deposit of the Company was pledged as collateral in respect of a secured covenant loan in accordance with the terms and conditions in the loan agreement.

5 Trade accounts receivable and accrued income, net

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
Trade accounts receivable				
-Third parties	1,335,194	1,124,725	871,742	688,117
-Related parties (Note 27)	76,599	48,677	145,086	87,414
Accrued income				
-Third parties	266,965	195,249	259,652	194,790
-Related parties (Note 27)	11,795	12,973	15,863	25,949
Total trade accounts receivable and accrued income	1,690,553	1,381,624	1,292,343	996,270
Less Allowance for doubtful accounts	(487,401)	(390,387)	(238,450)	(161,893)
Total trade accounts receivable and accrued income, net	1,203,152	991,237	1,053,893	834,377

Outstanding trade accounts receivable - third parties as at 31 December 2005 and 2004 can be analysed as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
Current	152,808	125,553	113,998	74,700
Over-due less than 3 months	135,149	157,350	100,024	121,622
Over-due 3-6 months	260,341	171,251	176,321	89,143
Over-due 6-12 months	93,824	165,691	74,871	143,086
Over-due over 12 months	693,072	504,880	406,528	259,566
	1,335,194	1,124,725	871,742	688,117
Less Allowance for doubtful accounts - third parties	(487,401)	(390,387)	(238,450)	(161,893)
Trade accounts receivable - third parties, net	847,793	734,338	633,292	526,224

S.8. DK

6 Inventories, net

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Raw material and supplies	94,696	147,186	93,754	147,180
Work in process	4,574	8,607	4,574	8,523
Finished goods	653,683	238,056	575,928	161,383
Goods in transit	-	1,890	-	-
	752,953	395,739	674,256	317,086
Less Allowance for obsolete inventories	(147,408)	(70,187)	(135,449)	(69,990)
Total	605,545	325,552	538,807	247,096

7. Foreign currency forward contracts

As at 31 December 2005 and 2004, the Group has entered into foreign currency forward contracts to hedge the foreign exchange rate risk in respect of the loans and accounts payable. Foreign currency forward contracts receivable and payable under these contracts are shown below:

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Foreign currency forward contracts receivable, net				
Contracts receivable	7,983,410	1,478,657	7,983,410	1,478,657
Contracts payable	(7,742,320)	(1,478,100)	(7,742,320)	(1,478,100)
Total current portion of foreign currency forward contracts	241,090	557	241,090	557
Foreign currency forward contracts payable, net				
Contracts receivable	6,659,672	10,426,717	6,659,672	10,426,717
Contracts payable	(6,779,257)	(10,982,097)	(6,779,257)	(10,982,097)
Total foreign currency forward contracts payable, net	(119,585)	(555,380)	(119,585)	(555,380)
Less Non-current portion of foreign currency forward contracts payable,net	6,726	-	6,726	-
Current portion of foreign currency forward contracts payable, net	(112,859)	(555,380)	(112,859)	(555,380)

8 Other current assets, net

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
VAT receivable	5,496	15,185	-	1,480
Prepaid expenses	30,821	15,561	17,870	2,983
Advance payments	104,948	65,221	65,350	47,453
Deposits	56,250	22,255	22,739	22,255
Others	49,238	40,861	36,967	14,010
	246,753	159,083	142,926	88,181
Less Impairment of assets	(6,334)	-	-	-
Total	240,419	159,083	142,926	88,181

9 Investments - equity method

a) Investments - equity method as at 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
Investments in subsidiaries	-	-	2,264,958	1,829,602
Investments in associate	779,684	758,890	-	-
Total investments, net	779,684	758,890	2,264,958	1,829,602
Presentation in the balance sheet as follows:				
Investments - equity method (Notes 9d)	779,684	758,890	2,370,212	1,942,709
Net liabilities in subsidiaries (Notes 9f)	-	-	(105,254)	(113,107)
Total investments, net	779,684	758,890	2,264,958	1,829,602

b) Movements in investments - equity method for the years ended 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
For the years ended 31 December				
Opening net book value	758,890	2,719	1,829,602	1,090,693
Change in status from subsidiary to associate	-	305,590	-	-
Unrealised gains on dilution of investment in a subsidiary	-	376,225	-	376,225
Share of net results from investments - equity method	113,331	111,870	374,763	380,745
Dividends received (Note 9e (7))	(92,537)	(37,514)	-	-
Foreign currency translation adjustment	-	-	60,593	(18,061)
Closing net book value	779,684	758,890	2,264,958	1,829,602

S.8. DK

9 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries of the Company			
Shin Broadband Internet (Thailand) Company Limited	Providing meeting center via Internet and broadband content services	Thailand	THB
Shenington Investments Pte Company Limited	Holding company for investment in international telecommunications	Singapore	SGD
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	USD
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	USD
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	USD
IPSTAR International Pte Company Limited	Providing iPSTAR transponder services	Singapore	SGD
Subsidiary of Shin Broadband Internet (Thailand) Company Limited			
C.S. Satellite Phone Company Limited	Completion for the process of registering its liquidation (Note9e (5))	Thailand	THB
Subsidiary of Shenington Investments Pte Company Limited			
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	USD

SHIN SATELLITE

S.S. DK

9 **Investments - equity method** (Continued)

c) The nature of investments - equity method can be summarised as follows (Continued):

Name	Business	Country	Currency
Subsidiaries of iPSTAR Company Limited			
IPSTAR Australia Pty Limited	Providing iPSTAR satellite services in Australia	Australia	AUD
IPSTAR New Zealand Company Limited	Providing iPSTAR satellite services in New Zealand	New Zealand	NZD
Associate of Shin Broadband Internet (Thailand) Company Limited			
CS Loxinfo Public Company Limited	Providing Internet data center services, Internet, satellite uplink-downlink services.	Thailand	THB
Subsidiary of CS Loxinfo Public Company Limited			
Loxley Information Services Company Limited	Providing Internet services	Thailand	THB
Teleinfo Media Public Company Limited	Publishing business telephone directories and advertising	Thailand	THB
Associate of CS Loxinfo Public Company Limited			
CS Loxinfo Solutions Company Limited	In the process of registering its termination with the Ministry of Commerce.	Thailand	THB
Joint venture of Shenington Investments Pte Company Limited			
Lao Telecommunications Company Limited	Providing fixed line phone, mobile phone, public phone, public international facilities and Internet services	Laos	KIP

As at 31 December 2005, Star Nucleus Company Limited and IPSTAR International Pte Company Limited had not yet commenced business operations.

SHIN SATELLITE

8.8.DK

9 **Investments - equity method** (Continued)

d) Carrying value of investments - equity method can be summarised as follows:

	Consolidated - 31 December 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(889.42)	779.68

	Consolidated - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Associated company					
CS Loxinfo Public Company Limited	THB Million 625.0	40.02	1,669.10	(910.21)	758.89

	Company - 31 December 2005 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,963.64	2,233.52
Spacecode LLC	USD Million 4.29	70.00	118.65	18.04	136.69
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
IPSTAR Internation PTE Limited	SGD Million -	100.00	-	-	-
Total			388.53	1,981.68	2,370.21

8.8 D/C

9 Investments - equity method (Continued)

d) Carrying value of investments - equity method can be summarised as follows (Continued):

	Company - 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion (%)	At cost	Changed in investment	At equity
Subsidiaries					
Shenington Investments Pte Company Limited	SGD Million 14.66	100.00	269.88	1,519.17	1,789.05
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(47.50)	30.99
Spacecode LLC	USD Million 4.29	70.00	118.65	4.02	122.67
Star Nucleus Company Limited	USD Million -	70.00	-	-	-
Total			467.02	1,475.69	1,942.71

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows:

Subsidiaries

1) IPSTAR DO BRASIL

At the Board of Directors' meeting of the Company on 25 January 2005, a resolution was passed to approve the establishment by iPSTAR Company Limited of IPSTAR DO BRASIL in Brazil to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares will be 100,000 shares with a par value of USD 1 each and all equity will be held by iPSTAR Company Limited.

As at 31 December 2005, IPSTAR DO BRASIL had not been established.

2) IPSTAR International Pte Limited

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR International Pte Limited in Singapore. The total authorised number of ordinary shares will be 20,000 shares with a par value of SGD 1 each and all equity will be held by the Company.

On 1 August 2005, the Group registered an incorporation of IPSTAR International Pte Limited in Singapore. The register ordinary share was 100,000 shares with a par value of SGD 1 each.

As at 31 December 2005, IPSTAR International Pte Limited had not issued shares and had not commenced its business operations.

9 **Investments - equity method** (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows (Continued) :

Subsidiaries (Continued)

3) **IPSTAR Global Services Company Limited**

At the Board of Directors' meeting of the Company on 12 May 2005, a resolution was passed to approve the establishment of IPSTAR Global Services Company Limited in Mauritius. The total authorised number of ordinary shares will be 20,000 shares with a par value of USD 1 each and all equity will be held by the Company.

As at 31 December 2005, IPSTAR Global Services Company Limited had not been established.

4) **Increase in share capital of IPSTAR New Zealand Company Limited ("IPNZ")**

At the Executive Committees' meeting on 28 October 2005, a resolution was passed to approve for iPSTAR Company Limited to increase its investment in IPNZ for NZD 2,000,000 by increasing the registered share capital of IPNZ from NZD 500,000 to NZD 2,500,000. iPSTAR Company Limited paid the share capital for NZD 300,000 during the fourth quarter of 2005.

As at 31 December 2005, IPNZ has share capital and paid up for NZD 700,000 and advance received for shares subscription of NZD 100,000.

5) **C.S. Satellite Phone Company Limited**

At the extraordinary shareholders' meeting 1/2005 of C.S. Satellite Phone Company Limited ("CSP") on 16 March 2005, the shareholders passed a resolution to approve the liquidation report. After liquidation, CSP had available cash on hand totaling Baht 103,827,823 to be refunded in cash to shareholders at Baht 2.07 per share. On 25 March 2005, the Ministry of Commerce approved CSP's liquidation.

On 31 March 2005, CSP distributed the share refund of Baht 83 million to the Group and Baht 21 million to other shareholders of CSP. By doing this, the liquidation of CSP was completed in accordance with the Civil and Commerce Code.

6) **Cambodia Shinawatra Company Limited ("CAM")**

At the Board of Directors' meeting 3/2005 of CAM on 29 July 2005, the resolution was passed to approve an increase in share capital and a call for paid-up share capital from shareholders by issuing 2,200,000 shares at a par of USD 1 each, totaling USD 2.2 million. The resolution was approved as a consequence of a resolution of the Board of Directors' meeting of Shenington Investment Pte Limited on 28 July 2005. Shenington Investment Pte Limited, which hold all share capital of CAM, paid the aforesaid share capital on 15 August 2005 and 26 August 2005.

SHIN SATELLITE

9 **Investments - equity method** (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows (Continued) :

Associated company

7) **CS Loxinfo Public Company Limited**

At the annual ordinary shareholders' meeting of CS Loxinfo Public Company Limited ("CSL") on 30 March 2005, the shareholders passed a resolution to approve a dividend payment of Baht 0.25 per share totaling Baht 156.25 million. The dividend was paid on 11 April 2005. In addition, on 8 August 2005, the Board of Directors' meeting of CSL passed a resolution to approve an interim dividend payment of Baht 0.12 per share totaling Baht 75 million. The interim dividend was paid on 2 September 2005. The Group received total dividend during the period amounting to Baht 92.54 million.

On 30 March 2005, at the annual ordinary shareholders meeting of CSL, the shareholders passed a resolution to approve the allocation of 8,559,100 ordinary shares, or equivalent to 1.37% of CSL's total issued and paid-up share capital as at the date the warrant allocation was approved, under an ESOP scheme (Grant III), by granting warrants to directors and employees of CSL and Teleinfo Media Company Limited ("TMC"). The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting on 30 March 2005. One-third of the allocated warrants may be exercised to purchase ordinary shares; from 30 May 2006 for the first exercise, and from 30 May 2007 and 30 May 2008 for the second and the third exercises, respectively.

In addition, at the annual ordinary shareholders' meeting of CSL on 30 March 2005, the shareholders also passed a resolution to approve the increase in registered share capital from 630,982,200 ordinary shares at a par value of Baht 1 each to 639,569,774 ordinary shares at a par value of Baht 1 each by issuing 8,587,574 additional ordinary shares. The newly issued ordinary shares will be reserved for exercising the right under ESOP Grant I and Grant II equal to 14,738 shares and 13,736 shares, respectively, in accordance with the exercise ratio adjustment. The remaining 8,559,100 newly issued ordinary shares will be reserved for the exercise of ESOP Grant III. The increase in the registered share capital was registered with the Ministry of Commerce on 26 April 2005.

On 16 May 2005, CSL approved the issuance and offering of ESOP (Grant II) by granting warrants to employees of CSL and TMC as a consequent of resolution of the extraordinary shareholders' meeting of CSL on 14 June 2004.

On 31 May 2005, CSL approved the issuance and offering of ESOP (Grant III) by granting warrants to employees of CSL and TMC as a consequent of resolution of the annual ordinary shareholders' meeting of CSL on 30 March 2005.

On 29 June 2005, CSL acquired an additional 25.51 million common and preferred shares of TMC from TOT Public Company Limited. Through this acquisition, CSL holds all share capital of TMC and TMC was changed from a joint venture to a subsidiary of CSL. The details of this acquisition are discussed in Note 22.

9 Investments - equity method (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2005 were as follows (Continued):

Associated company (Continued)

8) Teleinfo Media Public Company Limited

On 30 August 2005, TMC registered the change from company limited to public company limited and the change of company name from Teleinfo Media Company Limited to Teleinfo Media Public Company Limited.

On 12 September 2005, the extraordinary shareholders' meeting of TMC No. 1/2005 passed a resolution to approve the offset of premium on share capital with deficit amounting to Baht 306.5 million and legal reserve amounting to Baht 17.5 million. After that process, TMC was still remaining deficits. The extraordinary shareholders' meeting also passed a resolution to approve a reduction in the registered share capital of TMC by Baht 520.6 million (from Baht 694.1 million to Baht 173.5 million) by decreasing the number of ordinary shares by 40.1 million and preferred shares by 12 million to offset against the remaining deficits and allocate the remaining share capital of 17.35 million ordinary shares at a par value of Baht 10 each and no preferred shares. The balance after offsetting the deficit will be returned to the shareholders.

With respect to the reduction in ordinary shares of TMC, TMC must refund the reduction in share capital balance after offsetting the deficit of Baht 457 million to CSL as its shareholder. In November 2005, TMC refunded in amount of Baht 200 million to CSL. As at 31 December 2005, the amount due from TMC was Baht 257 million.

9) CS Loxinfo Solutions Company Limited

At the extraordinary shareholders' meetings of CS Loxinfo Solutions Company Limited on 14 October 2005 and 31 October 2005, the shareholders passed a resolution to approve the registration of its liquidation with the Ministry of Commerce on 18 November 2005. As of 31 December 2005, it is in the process of liquidation.

Joint Venture

10) Lao Telecommunications Company Limited ("LTC")

At the shareholders' meeting of LTC on 1 February 2005, a resolution was passed to approve a dividend payment of USD 5 million to the shareholders with respect to the operations of LTC for 2004. The following amounts represent the Group's share of 49% of the assets, liabilities, revenues and net results of LTC and are included in the consolidated balance sheets as at 31 December 2005 and 2004 and the consolidated income statements for the years then ended 31 December 2005 and 31 December 2004.

	Consolidated	
	2005 Baht '000	2004 Baht '000
Balance sheets as at 31 December		
Current assets	267,498	222,299
Non - current assets	1,879,374	1,414,628
Current liabilities	(749,658)	(423,712)
Non - current liabilities	(54,798)	(62,950)
Net assets	1,342,416	1,150,265

	Consolidated	
	2005 Baht '000	2004 Baht '000
Income statements for the years ended 31 December		
Total revenues	867,568	679,300
Net profit	284,308	273,046

8.8. DU

9 **Investments - equity method** (Continued)

e) Significant movements in investments - equity method during the year ended 31 December 2005 (Continued)

10) **Lao Telecommunications Company Limited ("LTC")** (Continued)

According to the joint venture agreement between the Group and the Government of the Laos PDR, the Group must transfer all of its shares in LTC to the Government of the Laos PDR, without any charges or compensation on the expiration date of the joint venture agreement in 2021 (Note 25c).

As at 31 December 2005, the Group's share of LTC's capital expenditure contracted but not recognised in the financial statements is USD 5 million or approximately Baht 205 million (2004 : USD 17 million or approximately Baht 675 million).

f) Net liabilities in subsidiaries

	Company as at 31 December 2005 (Baht Million)				
	Paid-up capital	Investment portion(%)	At cost	Changed in investment	At equity
Subsidiaries					
iPSTAR Company Limited	USD Million 2.0	98.89	78.49	(123.37)	(44.88)
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100	947.29	(1,007.66)	(60.37)
Total			1,025.78	(1,131.03)	(105.25)

	Company as at 31 December 2004 (Baht Million)				
	Paid-up capital	Investment portion(%)	At cost	Change in investment	At equity
Subsidiaries					
Shin Broadband Internet (Thailand) Company Limited	Baht Million 947.29	100.00	947.29	(1,060.40)	(113.11)

10 **Long-term loan to another company**

The long-term loan to another company is unsecured and bears fixed interest at the rates between 2.67% - 3.25% per annum. The maximum accumulated interest amount charged on this loan is not limited by the amount as specified in the agreement. When the interest charged reaches the maximum amount specified in the agreement, the Company will stop recognising interest on this loan. The loan will be settled by offsetting with the royalty fees that the Group is required to pay to the other company until the principal and interest of the loan is fully repaid

SHIN SATELLITE

8.8. D.le

11 Property and equipment, net

Property and equipment comprise:

	Consolidated (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2004					
Cost	109,541	5,160,271	275,796	15,974,759	21,520,367
Less Accumulated depreciation	(38,549)	(1,691,004)	(152,705)	-	(1,882,258)
Net book value	70,992	3,469,267	123,091	15,974,759	19,638,109
Transactions during the year ended 31 December 2005					
Opening net book value	70,992	3,469,267	123,091	15,974,759	19,638,109
Additions	7,417	2,002,121	56,518	5,571,624	7,637,680
Disposals, net	-	(1,177)	(487)	-	(1,664)
Write-offs, net	(682)	-	(56)	(8,187)	(8,925)
Transfers, net	101,949	1,028,128	13,356	(19,615,701)	(18,472,268)
Reclassification	-	(1,273)	-	-	(1,273)
Depreciation charges (Note 19)	(8,981)	(580,068)	(49,378)	-	(638,427)
Impairment loss	-	(31,840)	-	-	(31,840)
Foreign currency translation adjustment	369	112,186	1,544	6,284	120,383
Closing net book value	171,064	5,997,344	144,588	1,928,779	8,241,775
As at 31 December 2005					
Cost	218,796	8,332,344	338,758	1,928,779	10,818,677
Less Accumulated depreciation	(47,732)	(2,303,160)	(194,170)	-	(2,545,062)
Less Accumulated impairment loss	-	(31,840)	-	-	(31,840)
Net book value	171,064	5,997,344	144,588	1,928,779	8,241,775

	Company (Baht '000)				
	Leasehold land & buildings	Equipment	Motor vehicles & office equipment	Assets under construction	Total
As at 31 December 2004					
Cost	55,226	1,442,088	144,595	15,312,675	16,954,584
Less Accumulated depreciation	(23,273)	(845,545)	(92,169)	-	(960,987)
Net book value	31,953	596,543	52,426	15,312,675	15,993,597
Transactions during the year ended 31 December 2005					
Opening net book value	31,953	596,543	52,426	15,312,675	15,993,597
Additions	89	1,344,384	23,794	5,282,615	6,650,882
Disposals, net	-	(1,177)	-	-	(1,177)
Write-offs, net	-	-	(28)	-	(28)
Transfers, net	-	383,331	509	(18,856,462)	(18,472,622)
Depreciation charges (Note 19)	(3,880)	(219,413)	(22,253)	-	(245,546)
Closing net book value	28,162	2,103,668	54,448	1,738,828	3,925,106
As at 31 December 2005					
Cost	55,315	3,166,581	162,401	1,738,828	5,123,125
Less Accumulated depreciation	(27,153)	(1,062,913)	(107,953)	-	(1,198,019)
Net book value	28,162	2,103,668	54,448	1,738,828	3,925,106

11 Property and equipment, net (Continued)

Borrowing costs of Baht 715 million (2004: Baht 440 million), arising from the financing specifically entered into for assets under construction were capitalised during the year.

On 14 October 2005, the Company accepted the In - Orbit Acceptance test of iPSTAR-1 satellite from Space Systems/Loral, Inc, which is the satellite constructor, and had its satellite control station installed. On 21 October 2005, the titles of the satellite, satellite control station and other equipment have been passed to the Ministry of Information and Communication Technology ("MICT") in accordance with the concession agreement. These assets have been transferred to property and equipment under concession contract when their titles transferred. On 9 December 2005, the satellite's ground systems were completely installed and were ready for utilisation with the satellite. These processes are the major parts for the satellite to be ready for the intended use, consequently, the amortisation of these assets commenced on this date.

As at 31 December 2005, property and equipment are included a project in progress of Baht 1,717 million (31 December 2004: nil) relating to the Thaicom 5 project.

Property and equipment include property and equipment under concession agreements of a subsidiary, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 2,504 million (2004: Baht 2,016 million) must be transferred their ownership to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028 (Note 25b).

Capital commitments

Capital expenditure contracted for at the balance sheet date, but not recognised in the financial statements is as follows:

		Consolidated		Company	
		2005	2004	2005	2004
	Currency	Thousand	Thousand	Thousand	Thousand
IPSTAR Project	USD	3,468	50,128	3,468	49,980
	NOK	1,900	4,560	1,900	4,560
	AUD	-	251	-	-
Thaicom 5 Project	USD	59,408	-	59,408	-
Telephone network	USD	11,572	18,459	-	-
Total	USD	74,448	68,587	62,876	49,980
	NOK	1,900	4,560	1,900	4,560
	AUD	-	251	-	-
Total in Thai Baht	THB	3,076,975	2,782,720	2,600,492	1,988,877

12 Property and equipment under concession agreements, Deferred charges and Intangible assets, net

	Consolidated (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2004			
Cost	10,595,425	202,895	227,570
Less Accumulated amortisation	(6,661,940)	(113,840)	(26,257)
Net book value	3,933,485	89,055	201,313
Transactions during the year ended 31 December 2005			
Opening net book value	3,933,485	89,055	201,313
Additions	6,809	5,009	35,566
Write - off, net	-	(509)	-
Transfers, net	16,705,769	(21,178)	1,242,613
Amortisation charges (Note 19)	(934,180)	(15,148)	(10,491)
Impairment loss	(400,000)	-	-
Foreign currency translation adjustment	-	2,245	8,522
Closing net book value	19,311,883	59,474	1,477,523
As at 31 December 2005			
Cost	27,308,003	109,251	1,514,314
Less Accumulated amortisation	(7,596,120)	(49,777)	(36,791)
Less Accumulated impairment loss	(400,000)	-	-
Net book value	19,311,883	59,474	1,477,523

	Company (Baht '000)		
	Property and equipment under concession agreements	Deferred charges	Intangible assets
As at 31 December 2004			
Cost	10,595,425	108,073	25,827
Less Accumulated amortisation	(6,661,940)	(75,768)	(13,251)
Net book value	3,933,485	32,305	12,576
Transactions during the year ended 31 December 2005			
Opening net book value	3,933,485	32,305	12,576
Additions	6,809	5,009	35,566
Write-off, net	-	(509)	-
Transfers, net	16,705,769	(21,178)	1,242,613
Amortisation charges (Note 19)	(934,180)	(6,620)	(8,340)
Impairment loss	(400,000)	-	-
Closing net book value	19,311,883	9,007	1,282,415
As at 31 December 2005			
Cost	27,308,003	11,159	1,304,006
Less Accumulated amortisation Cost	(7,596,120)	(2,152)	(21,591)
Less Impairment loss	(400,000)	-	-
Net book value	19,311,883	9,007	1,282,415

88. DK

12 Property and equipment under concession agreements, Deferred charges and Intangible assets, net (Continued)

In the first quarter of 2003, the Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the fourth quarter of 2003, the insurers agreed to pay compensation of USD 33 million for the loss of transponder capacity. the Ministry of Information and Communication Technology ("MICT"), the legal owner of the Thaicom 3 satellite and the Company, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account". Consequently, in November 2003, MICT approved to provide the compensation received from the insurance company to the Company in order for the Company to proceed in accordance with the concession agreement, that the Company to provide three satellite transponders to compensate the damaged transponders of the Thaicom 3 satellite and to build a new satellite, including gateway stations and other related equipment to replace the Thaicom 3 satellite.

The Company has proceeded in accordance with the MICT's conditions as discussed above in that on 30 June 2005, the Company entered into an agreement for the construction of the Thaicom 5 satellite to replace the Thaicom 3 satellite. Consequently, the Company has recognised compensation for the satellite construction of USD 26.26 million (Baht 1,083 million), in these financial statements as other income in the income statements and insurance compensation receivable in the balance sheet, bears the proportion of the compensation that compensates new construction. As at 31 December 2005, the outstanding balance of insurance claim receivable was Baht 52 million.

In the third quarter of 2004, due to spacecraft power maintenance, the Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. On 7 July 2005, the Company and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. This results in an increase in annual amortisation of the Thaicom 3 satellite from Baht 344 million per annum to Baht 652 million per annum, effective from the third quarter of 2005. In addition, the change in the remaining useful life of the Thaicom 3 satellite has resulted in recognition of impairment loss amounting to Baht 400 million. The Company applied the value in use method in determining the impairment loss, applying a discount rate of 5% per annum to estimated future cash flows. The Company has recognised this impairment loss as expenses in the second quarter of 2005.

13 Other non-current assets, net

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Refundable income tax	331,810	-	330,701	-
Withholding taxes receivable	88,080	50,998	88,080	50,998
Tax assessment's deposits (Note 24b)	157,910	195,742	157,910	183,623
Accounts receivable - others	29,543	924	15,425	-
	607,343	247,664	592,116	234,621
Less Accumulated impairment loss	(37,126)	(37,126)	(37,126)	(37,126)
Total	570,217	210,538	554,990	197,495

14 Borrowings

Net borrowings from financial expenses comprise:

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Short-term borrowings				
Loans from financial institutions	38,000	1,392,100	-	1,290,100
Total short-term borrowings	38,000	1,392,100	-	1,290,100
Current portion of long-term borrowings				
Loans from financial institutions	2,706,766	2,100,210	2,274,756	1,831,664
Loans from others	69,200	121,993	916	613
Total current portion of long-term borrowings	2,775,966	2,222,203	2,275,672	1,832,277
Long-term borrowings				
Loans from financial institutions	14,244,123	12,077,696	12,805,596	10,246,450
Loans from others	197,378	63,925	2,288	2,203
Total long-term borrowings	14,441,501	12,141,621	12,807,884	10,248,653
Total borrowings	17,255,467	15,755,924	15,083,556	13,371,030

The short-term borrowings are unsecured. The long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite projects below. Loans from others are unsecured.

As at 31 December 2005, the Company had outstanding guarantees relating to long-term loans from financial institution of its subsidiary amounting to Baht 807 million (2004: Baht 807 million) (Note 25d).

The movements in the borrowings can be analysed as follows:

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
For the year ended 31 December				
Opening net book value	15,755,924	14,369,992	13,371,030	12,266,338
Proceeds from short-term borrowings	187,000	3,991,366	70,000	3,440,366
Proceeds from long-term borrowings, net of financial expenses	2,873,457	1,887,564	2,829,084	1,332,034
Increase from investing in a joint venture, net	-	915	-	-
Repayment of short-term borrowings	(1,546,458)	(2,994,820)	(1,365,458)	(2,972,718)
Repayment of long-term borrowings	(871,121)	(922,190)	(470,527)	(503,777)
Decrease from change in status of a subsidiary	-	(564,159)	-	-
Increase from change in status from accounts payable - property and equipment	77,631	140,620	-	-
Increase from joint venture's loan agreement	-	66,227	-	-
Amortisation of discounted bills of exchange	-	19,145	-	19,145
Amotisation of finance costs (Note 19)	10,337	-	10,337	-
Realised loss (gain) on exchange rate	(4,935)	9,596	(4,935)	9,596
Unrealised loss (gain) on exchange rate	647,383	(215,690)	644,025	(215,689)
Foreign currency translation adjustment	126,248	(28,377)	-	-
Termination of finance lease agreement	-	(4,265)	-	(4,265)
Closing net book value	17,255,466	15,755,924	15,083,556	13,371,030

88 ปัน

14 Borrowings (Continued)

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Total borrowings:				
- at fixed rates	3,323,235	3,759,122	3,262,224	3,694,770
- at floating rates	13,932,231	11,996,802	11,821,332	9,676,260
Total	17,255,466	15,755,924	15,083,556	13,371,030
Weighted average interest rates:				
- Loans from financial institutions	5.22%	3.13%	5.17%	2.86%

As at 31 December 2005, the carrying amounts and fair value of long-term loans is as follows:

	Consolidated		Company	
	Carrying amount Baht '000	Fair value Baht '000	Carrying amount Baht '000	Fair value Baht '000
Long-term loans	17,217,467	16,956,124	15,083,556	14,784,809

The fair value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

Maturity of non-current borrowings net of financial expense is as follows:

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Later than 1 year but not later than 2 years	3,051,572	2,140,218	2,695,991	1,762,609
Later than 2 year but not later than 5 years	7,916,946	6,691,207	6,692,139	5,209,650
Later than 5 years	3,472,982	3,310,196	3,419,754	3,276,394
Total	14,441,500	12,141,621	12,807,884	10,248,653

Credit facilities

As at 31 December 2005, available credit facilities for loans from local and overseas banks are Baht 1,555 million and USD 66 million. (2004: Baht 628 million and USD 79 million)

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, the Company entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

A. Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

B. Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

C. Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

14 Borrowings (Continued)

Facility agreements in relation to the financing of the iPSTAR satellite project (Continued)

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. The Company is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, the Company must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

The Company entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. The Company must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

15 Other current liabilities

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Deposits from customers	95,122	71,220	51,174	33,020
Unearned income	41,387	23,169	-	-
Other taxes	118,065	35,035	24,922	11,812
Other payables	74,493	91,247	49,554	50,947
Total	329,067	220,671	125,650	95,779

16 Share capital and premium on share capital

	For the year ended 31 December 2005			
	Number of shares Thousand shares	Ordinary shares Baht '000	Share premium Baht '000	Total Baht '000
Issued and paid-up share capital				
Opening balance	876,882	4,384,409	2,198,395	6,582,804
Increase from shares issued to public	208,000	1,040,000	2,066,047	3,106,047
Increase during the year	5,876	29,380	30,923	60,303
Closing balance	1,090,758	5,453,789	4,295,365	9,749,154

The Company's registered share capital as at 31 December 2005 comprised 1,121.3 million ordinary shares (2004: 1,113.7 million shares) of Baht 5 each (2004: Baht 5 each). 1,090.8 million ordinary shares are issued and fully paid-up (2004: 876.9 million shares).

SHIN SATELLITE

16 **Share capital and premium on share capital** (Continued)

At the shareholders' Annual General Meeting of the Company on 31 March 2005, a resolution was passed to approve a reduction in the Company's registered share capital by way of cancellation of 208,000,000 registered shares that had not been issued and paid-up, from the total registered share capital of 1,113,694,400 shares, at a par value of Baht 5 each. After the reduction, the remaining registered share capital of the Company will be 905,694,400 shares. The shareholders then passed a resolution to approve an increase in the Company's registered share capital from 905,694,400 shares, at a par value of Baht 5 each to 1,121,256,500 shares, at a par value of Baht 5 each, by issuing 215,562,100 additional ordinary shares. The number of additional ordinary shares to be allocated for public sale cannot be over 208,000,000 shares. The remaining 7,562,100 ordinary shares are to support warrants to be issued to its directors and employees under ESOP Grant IV. The Company registered the decrease and the increase in the Company's registered share capital with the Ministry of Commerce on 20 and 21 April 2005, respectively.

In addition, the meeting also passed a resolution to approve the issuance and allocation of warrants of 7,562,100 shares, or equivalent to 0.86% of the Company's total issued and paid-up share capital as at 31 December 2004, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of the Company and its subsidiaries. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years from the date on which they are granted and the warrants have no offering price. The exercise price is Baht 16.81 per share, which is the weighted-average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days before the annual ordinary shareholders' meeting. On 27 May 2005, the Securities and Exchange Commission approved the Company's ESOP scheme (Grant IV) and the Company granted warrants to directors and employees of the Company and its subsidiaries on 31 May 2005.

On 8 June 2005, the Company registered an increase in issued and paid-up share capital with the Ministry of Commerce of 208 million ordinary shares. The Company issued these ordinary shares to the public and entered into registration on the Stock Exchange of Thailand on 10 June 2005 at the offering price of Baht 15.30 per share. The Company received cash proceeds for the par value of the ordinary shares Baht 1,040 million and premium on share capital, net off direct cost of ordinary shares issued, Baht 2,066 million.

As a result of issuance of 208 million ordinary shares to public as described in the above, the exercise ratio and exercise price of the warrants under the ESOP schemes (Grant I, II, III and IV) were affected. Therefore, the Company changed the exercise ratio and exercise price of these warrants as detailed below, effective from 2 June 2005 onwards.

	Exercise ratio (unit : share)		Exercise price per unit (Baht)	
	Former	New	Former	New
ESOP - Grant I	1 : 2	1 : 2.04490	13.375	13.081
ESOP - Grant II	1 : 2	1 : 2.04490	6.42	6.279
ESOP - Grant III	1 : 1	1 : 1.02245	14.225	13.913
ESOP - Grant IV	1 : 1	1 : 1.02245	16.81	16.441

As at 31 December 2005, the Company has four ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued (million units)	Exercise ratio (unit : share)	% *	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	1.83	13.081	26 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	1.01	6.279	30 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	0.67	13.913	31 May 2005	31 May 2009
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	0.86	16.441	31 May 2006	31 May 2010

* Percentage of total issued and paid-up share capital (before diluted shares) on issuance date.

SHIN SATELLITE

16 Share capital and premium on share capital (Continued)

Movements in the number of warrants outstanding for the period ended 31 December 2005 (thousand units) are as follows:

	Opening balance	Issued during the period	Exercised during the period	Closing balance
ESOP - Grant I				
Directors	4,129	-	(1,570)	2,559
Employees	3,430	-	(61)	3,369
Total	7,559	-	(1,631)	5,928
ESOP - Grant II				
Directors	2,378	-	(411)	1,967
Employees	1,365	-	(699)	666
Total	3,743	-	(1,110)	2,633
ESOP - Grant III				
Directors	1,754	-	-	1,754
Employees	4,140	-	-	4,140
Total	5,894	-	-	5,894
ESOP - Grant IV				
Directors	-	2,967	-	2,967
Employees	-	4,595	-	4,595
Total	-	7,562	-	7,562
Grand Total	17,196	7,562	(2,741)	22,017

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

17 Legal reserve

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
For the years ended 31 December				
Opening balances	153,120	110,314	153,120	110,314
Reserve increase during the year	60,386	42,806	60,386	42,806
Closing balances	213,506	153,120	213,506	153,120

Under the Public Company Limited Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5 percent of its net profit after the accumulated deficit brought forward (if any) until the reserve is not less than 10 percent of the registered capital. The reserve is non-distributable.

18 Other income

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
Consulting and management fees	-	-	16,800	23,370
Interest income	27,266	15,948	28,086	16,622
Income from deposit from customers	21,525	-	21,525	-
Penalty from termination of contract	-	11,733	-	11,733
Gain on unwinding of foreign currency option contracts	36,620	293,908	36,620	293,908
Others	3,725	12,697	1,271	1,667
Total	89,136	334,286	104,302	347,300

19 Operating profit

The following expenditures, classified by nature, have been credited/(charged) to arrive at operating profit:

	Consolidated		Company	
	2005	2004	2005	2004
	Baht '000	Baht '000	Baht '000	Baht '000
Depreciation of property and equipment(Note 11)	(638,427)	(515,245)	(245,546)	(228,392)
Amortisation of property and equipment under the concession agreements, deferred charges and intangible assets (Note 12)	(959,819)	(754,364)	(949,140)	(727,813)
Amotisation of finance costs (Note 14)	(10,337)	-	(10,337)	-
Staff costs	(382,194)	(431,007)	(235,995)	(236,803)

20 Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares, which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of ESOP should be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2005.

The basic earnings per share and the diluted earnings per share are as follows:

	For the year ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Number of shares ('000 shares)		Earnings per share (Baht)	
	2005	2004	2005	2004	2005	2004
Basic earnings per share	1,207,709	856,123	998,131	876,141	1.21	0.98
The effect of dilutive potential ordinary shares (ESOP Grant I, II, III and IV)	-	-	6,064	6,641	(0.01)	(0.01)
Diluted earnings per share	1,207,709	856,123	1,004,195	882,782	1.20	0.97

21 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December 2005 and 2004:

		Consolidated		Company	
	Notes	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Net profit for the year		1,207,709	856,123	1,207,709	856,123
Adjustments for:					
Allowance for doubtful accounts		100,961	69,015	80,505	53,647
Reversal of allowance for doubtful accounts		-	412	-	-
Write-off of allowance for doubtful accounts		-	(14,501)	-	-
Write-off withholding tax		1,480	-	1,480	-
Allowance for obsolete equipment	8	6,334	-	-	-
Allowance for obsolete inventory		77,221	28,886	65,459	28,026
Write-off of property and equipment	11	8,925	-	28	-
Write-off of deferred charges	12	509	1,680	509	1,680
Provision for withholding tax		-	4,070	-	4,070
Depreciation of property and equipment	11	638,427	515,245	245,546	228,392
Amortisation of property and equipment under concession agreements	12	934,180	723,651	934,180	712,141
Amortisation of finance costs	14	10,337	-	10,337	-
Amortisation of deferred charges	12	15,148	21,965	6,620	13,399
Amortisation of intangible assets	12	10,491	8,748	8,340	2,273
Impairment loss of property and equipment	11	31,840	-	-	-
Impairment loss of property and equipment under concession agreements	12	400,000	-	400,000	-
Amortisation of discounted bills of exchange	14	-	19,145	-	19,145
Loss (gain) on sales of property and equipment		(322)	7,519	(229)	6,798
Gain on sale of other assets		(104)	-	-	-
Equipment transfer to inventory		13,853	17,867	13,853	3,545
Unrealised loss (gain) on exchange rate		3,316	(583,236)	(1,951)	(578,183)
Realised (gain) loss on exchange rate		(41,555)	290,770	(41,555)	290,771
Minority interests		3,517	32,170	-	-
Share of net results from investments - equity method	9	(113,331)	(111,870)	(374,763)	(380,745)
Changes in operating assets and liabilities					
- trade accounts receivable and accrued income		(312,876)	(351,928)	(300,021)	(266,042)
- amounts due from related parties		8,978	(7,346)	(12,164)	18,333
- inventories		(368,520)	142,899	(368,476)	185,367
- insurance compensation receivable		(52,337)	-	(52,337)	-
- Prepaid insurance		(163,761)	5,530	(163,833)	5,832
- other current assets		(73,830)	105,469	(39,785)	83,179
- other non-current assets		(359,679)	(64,988)	(357,495)	(70,093)
- trade accounts payable		232,472	381,027	149,210	52,941
- amounts due to related parties		4,374	(988)	2,527	(9,186)
- advances receipts from customers		40,623	78,795	13,102	28,132
- concession payable		(410,879)	337,838	(350,572)	318,467
- accrued expenses		(16,862)	2,308	(34,246)	47,215
- income tax payable		(85,707)	24,696	(85,119)	4,959
- other current liabilities		108,396	23,847	29,871	14,974
- other non-current liabilities		(12,163)	(4,655)	(11,957)	(7,148)
Cash generated from operating activities		1,847,165	2,560,163	974,773	1,668,012

SHIN SATELLITE

22 Acquisition of investment of CS Loxinfo Public Company Limited

On 29 June 2005, CS Loxinfo Public Company Limited ("CSL") acquired additional 25.51 million ordinary and preferred shares of Teleinfo Media Public Company Limited ("TMC") at Baht 25 per share (representing a 36.75% shareholding) from TOT Public Company Limited (Formerly "TOT Corporation Public Company Limited") ("TOT"). The acquisition has the following significant conditions:

- On 29 June 2005, CSL paid an amount of Baht 20 per share to purchase these shares.
- CSL will pay TOT an additional Baht 5 per share if TMC achieves aggregate total revenue from the fiscal years 2006 to 2007 of Baht 2,000 million or more. The payment is due within 30 days of TMC's financial statements for the year ,ending 31 December 2007 being approved by a certified public accountant authorised by the Securities and Exchange Commission. CSL has estimated that the additional amount will be paid and has; therefore, recognised the provision for this obligation and investment in TMC at its present value.

The details of the acquired investment can be summarised as follows:

	Baht '000
Fair value of net assets acquired (36.75%)	186,858
The purchase consideration comprised of:	
Cash payment at the acquisition date	511,850
Present value of expected additional payments under share purchase obligation	112,628
Total purchase consideration, net	624,478
Goodwill	437,620

Goodwill recognised from the acquisition of these additional ordinary and preferred shares in TMC of Baht 437.62 million is amortised using the straight-line method over its estimated useful life of 11 years.

CSL has completed the appraisal of the fair value of assets and liabilities acquired and made an adjustment to leasehold improvements and equipment to reflect its fair value. The fair value of other assets and liabilities approximates their book value. The difference between net book value and net fair value of leasehold improvements and equipment of Baht 1.9 million has already been adjusted to the goodwill.

23 Financial instruments

The principal financial risks faced by the Group are interest rate and exchange rate risks. The Group borrows at fixed and floating rates of interest to finance its capital expenditures. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in interest rates and exchange rates, the Group makes use of derivative financial instruments.

The objectives of using financial instruments are to reduce uncertainty over future cash flows arising from movements in exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are confined to the Management Committee of Shin Corporation Group, which has established limits by transaction type and by counter party.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by management before execution.

23 Financial instruments (Continued)

Foreign currency risk

As at 31 December 2005 and 2004, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated			
	2005		2004	
	Foreign currency (Unit : Million)	Baht Million	Foreign Currency (Unit: Million)	Baht Million
Assets				
US Dollars	16.66	682.80	13.84	539.88
Australian Dollars	0.19	5.86	0.01	0.15
New Zealand Dollars	0.15	4.35	-	-
KIP	75,964.06	285.58	-	-
Pounds Sterling	0.0002	0.02	0.0002	0.016
Total		978.61		540.05
Liabilities				
US Dollars	438.29	18,043.95	365.83	14,380.10
Australian Dollars	0.32	9.61	0.94	28.56
New Zealand Dollars	-	-	0.01	0.15
KIP	304,570.29	1,145	125,087.36	406.32
Euro	-	-	-	-
Norwegian Kroner (NOK)	0.02	0.14	0.10	0.62
Total		19,198.70		14,815.75

Foreign currency asset represents account receivable. Foreign currency liabilities represent accounts payable - property and equipment and borrowings.

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2005, the settlement dates on open foreign currency forward contracts were within a period of 1-2 year (2004: 1 year). The local currency amounts to be received and contractual exchange rates of the outstanding contracts were as follows:

	Consolidated and Company			
	2005		2004	
	USD Million	Baht Million	USD Million	Baht Million
No later than 1 year	344	13,982	305	12,460
Later than 1 year	13	539	-	-
Total	357	14,521	305	12,460

23 Financial instruments (Continued)

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Foreign currency forward contracts				
Assets	241,090	557	241,090	557
Liabilities	(119,585)	(555,380)	(119,585)	(555,380)

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Foreign currency forward contracts	157,315	(553,073)	157,315	(553,073)
Foreign currency option contracts	(157,184)	530,551	(157,184)	530,551

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Fair value

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, deposits, long-term investments-other, long-term loan to another company, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings approximates their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 14.

38 DK

24 Contingencies

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

		Consolidated		Company	
		2005	2004	2005	2004
	Currency	'000	'000	'000	'000
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	48,000	46,000	48,000	46,000
IPSTAR equipment sales	THB	15,429	2,284	15,429	2,284
Satellite space leasing by customers	THB	12,000	-	12,000	-
	USD	374	4	374	4
IPSTAR Gateway	USD	1,105	3,000	1,105	3,000
	INR	-	5,000	-	5,000
Standby letters of credit	USD	33,000	36,000	33,000	36,000
Others	THB	2,855	4,016	2,845	3,345
	AUD	29	29	-	-

b) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2002/03 (equivalent to the financial years from 1 April 1997 to 31 March 2002) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. The Company has deposited an aggregated amount of Rupees 183 million (approximately Baht 158 million) for these tax assessments including deposit for the assessment year 1998/1999 to 2003/04, which is presented as other non-current assets in the balance sheets. If, according to the final assessment, the Company is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT(A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT(A) passed an appellate order in favour of the Company for the assessment on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. On 28 May 2004, the Company filed an application for a refund of Rupees 72 million (approximately Baht 63 million) with the Tax Authority. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against the Company's income tax liabilities in India.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 311 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). Currently, the CIT(A) decided in favour of the Tax Authority and the Company has appealed the CIT(A)'s decision to ITAT.

SHIN SATELLITE

24 **Contingencies** (Continued)

b) **Assessment for income tax in India** (Continued)

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Revenue Department of India had refunded an amount of Rupee 56 million (approximately Baht 49 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.8 million), in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Revenue Department of India has agreed to give credit for such amount which will be adjusted against the Company's income tax liabilities in India.

On 16 March 2005, the Revenue Department of India has raised an assessment for the assessment year 2002/03 in the amount of Rupees 106 million (approximately Baht 101 million). The Company had deposited Rupees 49 million (approximately Baht 43 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) has already ruled in favour of the Revenue Department of India and the Company has filed an appeal against CIT(A)'s decision with ITAT.

- **Tax assessment for the assessment year 2003/04**

The Revenue Department of India had refunded an amount of Rupees 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years. Currently, the Company has not been advised by the Tax Authority in relation to the tax assessment for the assessment year 2003/04.

The tax consultant retained by the Company has advised that in its view, the outcome of the above proceedings for the tax assessments and penalty for the assessment years 1998/99 to 2002/03 should be in favour of the Company at the appellate level. Consequently, no provision was recognised in these financial statements for the above issues.

c) **Assessment for various taxes in Cambodia**

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the period from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM filed appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") that CAM had a sufficient loss to be carried forward as a tax deduction for the assessed period. Subsequently, the Tax Department had re-audited the various taxes for the said periods.

On 11 April 2005, the Tax Department issued the final tax assessment letter amounting to USD 0.7 million. The penalties and interests were exempted in accordance with a letter from MoEF dated 11 November 2004. During the year 2004, CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) and recognised an accrued expense of USD 0.24 million (approximately Baht 10 million) in these financial statements.

d) **Loan agreement of Lao Telecommunications Company Limited**

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 7 February 2002 of DM 15 million for the procurement and installation of a rural telecommunication network phase V, and for consulting services. According to the Amended Contract on 28 March 2005, LTC has received an acceptance to LTC's proposal from Lao government, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, amounting to approximately EUR 1.9 million. LTC recognised the assets and related loan since 2004, amounting to approximately Baht 90 million. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first installment commencing in August 2005 in accordance with the Amended Contract referred to above.

SHIN SATELLITE

8.8 DK

25 Commitments

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, the subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 11).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao PDR without any charges (Note 9e (10)).

d) Commitments with related parties

As at 31 December 2005, the Company had provided guarantees relating to the borrowings of a subsidiary amounting to Baht 807 million (2004: Baht 807 million) (Note 14). In addition, the Company had issued a letter of comfort to commercial banks to provide financial support to Cambodia Shinawatra Company Limited, Shin Broadband Internet (Thailand) Company Limited and Shenington Investments Pte Limited. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

SHIN SATELLITE

25 Commitments (Continued)

e) **Concession contracts of associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand**

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Group, has entered into concession agreements with CAT Telecom Public Company Limited ("CAT") (formerly "The Communications Authority of Thailand") which allows CSL to provide satellite uplink-downlink services and Internet services for a period of 22 years from 9 August 1994 to 8 August 2016 and to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 17 April 1997 to 16 April 2007.

In addition, Loxley Information Services Company Limited ("Loxserv"), which is an associate of the Group has entered into a concession agreement with CAT allowing Loxserv to provide Internet services for customers that have their equipment installed in Thailand for a period of 10 years from 1 April 1996 to 31 March 2006.

Under these concession agreements, the ownership of all equipment installed under the agreements must be transferred to CAT on the dates of completion of installation.

On 8 September 2005, CSL received a one-year Type I license from the National Telecommunications Commission ("NTC") for Internet access services ending on 7 September 2006. According to the conditions specified by NTC, provided that the authorised licensee is not in serious violation of any of the license conditions, NTC will renew the license immediately upon its expiry.

In addition, a Loxserv's concession contract with CAT for a period of ten years to provide Internet services in Thailand will expire on 31 March 2006. However, Loxserv will apply for a Type I license from NTC to retain its status as Internet service provider before the expiry date of the existing contract. Loxserv expects to receive the license from NTC as its qualification complies with conditions specified by NTC. During the processing of application, Loxserv has the right to extend its operation under existing contract by 90 days beyond expiry of the existing contract.

f) **Operating lease commitments**

As at 31 December 2005, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

As at 31 December		**Consolidated**		**Company**	
		2005	**2004**	**2005**	**2004**
	Currency	**Baht '000**	**Baht '000**	**Baht '000**	**Baht '000**
Within 1 year	THB	13,536	13,108	13,536	13,108
	USD	3,488	3,757	2,732	3,029
	KIP	118,725	118,574	-	-
	NZD	265	235	-	-
	AUD	1,141	45	-	-
Total Baht (Thousand)		199,746	168,995	126,020	131,860
Later than 1 year but not later than 5 years	THB	15,101	23,138	15,101	23,138
	USD	2,581	5,368	373	3,545
	KIP	3,409,784	6,819,612	-	-
	NZD	691	782	-	-
	AUD	115	93	-	-
Total Baht (Thousand)		157,956	292,516	30,465	162,091
Later than 5 years	THB	31,931	34,731	31,931	34,731
	USD	1,162	1,005	-	-
	KIP	806,841	228,049	-	-
Total Baht (Thousand)		82,960	75,251	31,931	34,731
Grand total Baht (Thousand)		440,662	536,762	188,416	328,682

26 Segment information

Financial information by business segment

	Consolidated for the year ended 31 December 2005 (Baht '000)					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	3,589,452	65,427	2,000,642	31,152	(97,668)	5,589,005
Revenue from insurance compensation	1,082,654	-	-	-	-	1,082,654
Shares of net results fromassociate	-	113,331	-	-	-	113,331
Allocated costs and expenses	(3,905,016)	(104,774)	(1,394,829)	(21,163)	115,903	(5,309,879)
Segment results	767,090	73,984	605,813	9,989	18,235	1,475,111
Other income						89,136
Gain on foreign exchange						40,329
Profit before interest expense and income tax						1,604,576
Interest expense						(193,175)
Operating profit						1,411,401
Income tax						(200,176)
Minority interests						(3,516)
Net profit						1,207,709
Segment assets	28,160,409	36,484	4,766,918	297,721	(354,083)	32,907,449
Associate						779,684
Total assets						33,687,133
Segment liabilities	1,855,022	14,067	1,321,900	8,843	(352,295)	2,847,537
Borrowings						17,255,467
Total liabilities						20,103,004
Depreciation (Note 19)	247,630	9,500	381,298	-	-	638,428
Amortisation (Note 19)	959,650	-	9,802	704	-	970,156
Total depreciation and amortisation	1,207,280	9,500	391,100	704	-	1,608,584

88.

Dk

26 Segment information (Continued)

Financial information by business segment (Continued)

	Consolidated for the year ended 31 December 2004 (Baht '000)						
	Satellite business services	Internet services	Telephone network	Publishing and advertising	Others	Consolidation eliminations	Group
Revenues	3,182,016	415,902	1,559,473	46,728	5,881	(89,622)	5,120,378
Shares of net results from associate	-	111,870	-	-	-	-	111,870
Allocated costs and expenses	(2,812,779)	(394,649)	(1,064,123)	(42,902)	(2,171)	95,060	(4,221,564)
Segment results	369,237	133,123	495,350	3,826	3,710	5,438	1,010,684
Other income							334,286
Loss on foreign exchange							(28,051)
Profit before interest expense and income tax							1,316,919
Interest expense							(130,574)
Operating profit							1,186,345
Income tax							(298,052)
Minority interests							(32,170)
Net profit							856,123
Segment assets	22,572,144	53,609	4,018,060	-	431,196	(247,207)	26,827,802
Associate							758,890
Total assets							27,586,692
Segment liabilities	1,906,879	87,023	911,621	-	10,665	(249,539)	2,666,649
Borrowings							15,755,925
Total liabilities							18,422,574
Depreciation (Note 19)	230,342	42,065	242,169	669	-	-	515,245
Amortisation (Note 19)	728,936	15,895	9,533	-	-	-	754,364
Total depreciation and amortisation	959,278	57,960	251,702	669	-	-	1,269,609

Thailand is the home country of the parent company, and is also the main operating company.

The Group is organised into the following business segments:

- Services relating to the satellite business and the transponder services segment
- Sales and services relating to the Internet business
- Sales and services relating to the telephone network business in Cambodia and the Laos People's Democratic Republic.
- Printing and publishing of business telephone directories

Unallocated costs and expenses represent corporate expenses. Segment assets consist primarily of property and equipment, intangible assets, inventories, accounts receivable and operating cash, excluding investments.

38.

27 Related party transactions

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.34% of the Company's shares (2004: 51.42% of the Company's shares). Transactions with Shin Corporation Public Company Limited and companies within Shin group such as subsidiaries, associates, joint ventures, management and other companies over which Shin and the Company have significant influence directly or indirectly, which directors of the Company or members of the Shinawatra family are major shareholders or directors, are recognised as related party transactions of the Company.

Sales and services to related parties were conducted on normal commercial terms and conditions, which are the same as for other customers. Consulting and management services were charged based on an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

The Group had transactions with related parties as follows:

a) Revenues

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Sales and services income				
Parent company	-	251	-	-
Subsidiaries	-	-	96,749	69,070
Associate	136,677	55,997	135,529	56,459
Joint venture	14,115	27,333	27,677	53,591
Related parties under common control	122,141	134,298	104,781	108,872
Other operating income				
Subsidiaries	-	-	20,345	25,263
Total revenue	272,933	217,879	385,081	313,255

b) Expenses

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Purchases of goods and services				
Subsidiaries	-	-	32,381	8,929
Associate	15,358	20,294	14,146	20,375
Joint venture	-	3,905	-	7,658
Related parties under common control	8,203	29,621	8,111	8,114
Selling and administrative expenses				
Parent company	43,610	39,777	42,168	37,940
Subsidiaries	-	-	117	32
Associate	2,466	2,079	2,309	771
Joint venture	60	36	118	71
Related parties under common control	25,031	14,070	24,677	8,624
Purchases of fixed assets				
Subsidiaries	-	-	804	-
Other related party	44,486	60,186	44,486	60,186
Total expenses	139,214	169,968	169,317	152,700

27 Related party transactions (Continued)

c) Outstanding balances arising from sales/purchases of goods/services/and expenses

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Parent company	-	375	-	-
Subsidiaries	-	-	58,682	34,407
Associate	58,859	36,600	58,622	35,896
Joint venture	14,169	8,726	27,782	17,111
Related parties under common control	3,571	2,976	-	-
Total trade accounts receivable - related parties	76,599	48,677	145,086	87,414
Accrued income - related parties				
Subsidiaries	-	-	4,820	9,464
Associate	1,944	2,032	1,944	2,002
Joint venture	-	4,264	-	8,362
Related parties under common control	9,851	6,677	9,099	6,121
Total accrued income - related parties	11,795	12,973	15,863	25,949
Total trade accounts receivable and accrued income - related parties	88,394	61,650	160,949	113,363
Amounts due from related parties				
Subsidiaries	-	-	15,205	2,778
Associate	4	4,559	4	145
Joint Venture	439	5,010	113	236
Related parties under common control	148	-	1	-
Total amounts due from related parties	591	9,569	15,323	3,159
Other current assets - related parties				
Subsidiaries	-	-	5,456	1,765
Associate	2	104	-	104
Related parties under common control	1,375	52	1,375	52
Total other current assets - related parties	1,377	156	6,831	1,921
Other non-current assets - related parties				
Related parties under common control	-	1,333	-	1,323

27 **Related party transactions** (Continued)

c) **Outstanding balances arising from sales/purchases of goods/services/and expenses** (Continued)

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Trade accounts payable - related parties				
Parent company	-	146	-	3
Subsidiaries	-	-	17,094	13,090
Associate	30,315	58,163	28,770	55,356
Related parties under common control	129	435	22	340
Total trade accounts payable - related parties	30,444	58,744	45,886	68,789
Accounts payable - property and equipment				
Other related party	3,746	4,900	3,746	4,900
Amounts due to related parties				
Parent company	6,964	12,584	6,798	12,569
Subsidiaries	-	-	44	1,547
Associate	8,544	-	8,351	-
Related parties under common control	1,586	136	1,586	136
Total amounts due to related parties	17,094	12,720	16,779	14,252
Accrued expenses - related parties				
Parent company	-	-	-	-
Subsidiaries	253	866	253	866
Related parties under common control	5,080	287	185	287
Total accrued expenses - related parties	5,333	1,153	438	1,153
Advances from customers - related parties				
Joint Venture	7	-	13	-
Other non-current liabilities - related parties				
Joint venture	27	-	54	-

d) **Short-term loans and advances to related parties**

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Short-term loans and advances to related parties				
Subsidiary	-	-	2,839	69,736
Associate	19	-	19	-
Total short-term loans and advances to related parties	19	-	2,858	69,736

As at 31 December 2005, advance to an associated company is no interest and due date. The short-term loans to subsidiary as at 31 December 2004 beared interests at the rate between 3.58 - 3.74% per annum and were repayable at call.

SHIN SATELLITE

88

DK

27 **Related party transactions** (Continued)

d) **Short-term loans and advances to related parties** (Continued)

The movements of short-term loans and advances to related parties can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2005		
Opening balance	-	69,736
Loans and advances during the year	19	15,773
Unrealised gain on exchange rate	-	4,505
Reclassification from long-term loan (Note 27e)	-	(87,156)
Closing balance	19	2,858

e) **Long-term loans to subsidiaries**

	Consolidated		Company	
	2005 Baht '000	2004 Baht '000	2005 Baht '000	2004 Baht '000
Long-term loans to related parties				
Subsidiary	-	-	128,326	-
Total long-term loans to related parties	-	-	128,326	-

The long-term loan to subsidiaries bears interests at the rates between 3.58% - 4.42% per annum and is repayable at call, although the Company committed not to call within one year.

The movements of long-term loans to subsidiaries can be analysed as follows:

	Consolidated Baht '000	Company Baht '000
For the year ended 31 December 2005		
Opening balance	-	-
Loans and advances during the year	-	41,884
Unrealised loss on exchange rate	-	(714)
Reclassification from short-term loan (Note 27d)	-	87,156
Closing balance	-	128,326

e) **Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company**

Shin Corporation Public Company Limited, a major shareholder, issued warrants which are in registered form and non-transferable, to an executive director of the Company. The terms of the warrants do not exceed 5 years and there is no offer price as detailed below:

	Issued date	Issued (units)	Exercise ratio (unit : share)	%*	Exercise price (Baht/share)	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1: 1.02671	0.63	17.337	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	12,222,100	1: 1.02671	0.41	13.314	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	8,823,100	1: 1.02671	0.30	35.463	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1: 1.01326	0.28	41.214	31 May 2006	30 May 2010

* Percentage of total issued and paid-up share capital (before diluted share) on issuance date.

SHIN SATELLITE

27 Related party transactions (Continued)

f) Directors' remuneration

In 2005, the remuneration of directors was Baht 5.5 million (2004: Baht 4.9 million). Directors' remuneration represents salaries, meeting fees and gratuities as approved by the shareholders of the Group and the Company at their Annual General Meetings.

g) Commitments with related parties

The details of commitments with related parties are disclosed in Note 25 d).

28 Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a year of 8 years commencing from December 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2004, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 years, from the date revenue is first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

In 2005, the Company's total revenue derived from BOI-promoted activities amounted to Baht 436 million (2004: Baht 487 million).

29 Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on amendment of reorganisation plan and submitted the amended reorganisation plan and Disclosure Statement to the court. The court has already approved the amended reorganisation plan and Loral expects to exit from Chapter 11 within the fourth quarter of 2005. The construction of iPSTAR-1 satellite has been completed and SS/L has delivered the satellite to the launching site of Arianespace at Koutou, French Guyana (Note 11). The satellite was successfully launched by Arianespace on 11 August 2005. Consequently, Loral's filing under Chapter 11 did not have further effect to the Company.

30 Subsequent events

a) Changes in major shareholders

On 23 January 2006, the Shinawatra family, the principal shareholders of the Group, sold all shares of Shin Corporation Public Company Limited ("Shin"), representing 49.595% of the paid-up share capital, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be related parties of the Group from the date of the sale.

The Company was informed by Cedar and Aspen that Cedar and Aspen obtained a waiver from making tender offer as prescribed in Clause 8 of the Notification of the Securities and Exchange Committee No. Gor Jor. 53/2545 for all shares of the Company. This is because the Takeover Panel of Thailand viewed that Cedar and Aspen do not intend to acquire the shares of the Company and these shares do not constitute a substantial portion of the assets of Shin.

b) The Allocation of warrants of the Company granted to directors, and employees of the Company and its subsidiaries

At the Board of Directors' meeting of the Company on 27 February 2006, resolution was passed to approve the issuance and allocation of warrants to purchase ordinary shares to directors, and employees and advisors of the Company (ESOP) Grant V at the amount of 10,058,800 units, equivalent to 0.92% of the total issued and paid-up capital of the Company as of 31 December 2005. The proposed allocation of warrants must be approved by the shareholders at their meeting.

The Board of Directors at their meeting also passed a resolution to approve an increase in registered share capital from Baht 5,606,282,500 (1,121,256,500 shares with a par value of Baht 5 per share) to Baht 5,656,576,500 (1,131,315,300 shares with a par value of Baht 5 per share), totaling Baht 50,294,000. The additional ordinary shares are to support warrants to be issued to directors and employees of the Company and its subsidiaries under ESOP Grant IV. The increase in share capital must be approved by the shareholders at their meeting.

c) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC on 23 January 2006, the shareholders passed a resolution to approve a dividend payment of USD 6.0 million to shareholders in respect of the operations of LTC in 2005.

d) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of CSL on 24 February 2006, the Board of Directors passed a resolution to recommend to the annual general meeting of its shareholders the payment of dividends for the year 2005, at the rate of Baht 0.33 per share. However, the proposed dividends must be approved by the shareholders at their meeting.

30 Subsequent events (Continued)

e) **Proposed allocation of warrants of CSL granted to directors and employees of CSL and its subsidiary**

On 24 February 2006, at the Board of Director's meeting of CSL, the Board of Directors passed a resolution to approve the allocation of 8,354,300 ordinary shares, equivalent to 1.34 % of CSL's total paid-up share capital as at the date on which the warrant allocation will be approved, under an ESOP scheme (Grant IV), by granting warrants to directors and employees of CSL and its subsidiary. In addition, CSL's Board of Directors also passed a resolution to approve an increase in registered share capital from 639,569,774 ordinary shares at a par value of Baht 1 each to 647,924,074 ordinary shares at a par value of Baht 1 each. The Board of Directors will propose this to its shareholders for further approval.

As a result of the payment of interim dividend on 2 September 2005, the exercise ratio of the warrants issued under ESOP Grant I, Grant II and Grant III has been affected. At the Board of Directors' meeting of CSL on 24 February 2006, a resolution was passed to approve the issuance of 1,096,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.18 % of the total issued and paid-up share capital of CSL as of 31 December 2005. The Board of Directors will propose this to its shareholders for further approval.

SHIN SATELLITE

SHIN SATELLITE

I. Overview

Net Profit was Baht 1,208 million, increased by 41.1% from 2004

Shin Satellite Plc's net profit in the 2005 was Baht 1,208 million, an increase of 41.1% from Baht 856 million in the same period last year. Consolidated sales and service income was Baht 5,589 million, 9.2% increased from last year. This year, the Company recorded one-time income from Thaicom 3 insurance compensation to the amount of Baht 1,083 million. Additionally, the Company gained Baht 40 million on the exchange rate.

Total expenses increased significantly from last year. This resulted from the Company commencing depreciation of IPSTAR assets and recording interest related to the IPSTAR project as an expense from December 2005. Moreover, because of the reduction in the useful life of Thaicom 3, impairment for Thaicom 3 was recorded to the amount of Baht 400 million. The new estimated useful life caused an increase in the amortization cost compared to last year.

The Company's total shared net income from its associate was Baht 113 million, an increase of 1.3%. CS Loxinfo Plc ("CSL") announced a dividend for 2005 of Baht 0.45/share.

Lao Telecommunications ("LTC") announced, it would pay a dividend of USD 6 million for the performance of 2005, thus the Company will receive a dividend of USD 2.94 million, in line with its 49% ownership.

II. Business Summary

Transponder leasing and related business

Commence service on Thaicom 4 in Dec 05

Thaicom 4 (IPSTAR) was launch successfully on August 11, 2005. After completion of the final test, the Company evaluated its useful life based on its remaining fuel as 15.75 years, higher than the previous estimation of 12 years. The Company commenced service to the first customer, TOT Plc, Thailand's National Service Operator ("NSO"), on December 9, 2005. Presently, six gateways located in Thailand, Vietnam, Australia (two gateways), New Zealand and Myanmar have already been deployed. The Company plans to roll-out the remaining gateways for operation in fourteen countries starting in major markets e.g. Indonesia, Malaysia, China and India. Additionally, the Company continues to research and develop technology of IPSTAR User Terminals ("UT"). Presently, the fourth series of IPSTAR UT chips has been developed. The new series will enhance high service capability and lower the production cost of IPSTAR UTs.

Awarded the "2006 Industry Innovator for Technology Development and Application" for its IPSTAR technology

In February 2006, the Company was recognized as "2006 Industry Innovator for Technology Development and Application" for developing and applying its IPSTAR technology, sharply reducing space segment cost by 5-10 times, by the Society of Satellite Professionals International (SSPI). Additionally, the Company was nominated as one of the three finalists for the "2006 Corporate Teleport Operator of the Year Award" by the World Teleport Association (WTA).

Despite fierce competition, the satellite industry has gradually grown. The Company's strategy is to improve value by creating new satellite-based applications and providing one-stop service by combining transponder services with various types of value-added service, for instance bundling our transponder service together with our uplink service.

Regarding the progress of the Thaicom 5 project, the construction is keeping to the planned schedule.

Telephone Business

Injected equity of $2.2 million to Camshin

Telephone markets in Laos and Cambodia have been growing by 61.8% and 36.9% respectively from last year. There are many cheap secondhand handsets from Thailand being sold in Laos. This has created an opportunity to operators to expand their customer base to cover more of the low end segment e.g. teenagers. As a result, prepaid subscribers has been increasing since last year

In the third quarter of 2005, the Company injected equity of USD 2.2 million into Camshin for the expansion of its GSM network in provincial areas of Cambodia.

III. Consolidated Operating Results

Selected financial information on SATTEL

	Amount (MBt)		Change (%)
	2005	2004	
Sales and service income	5,589	5,120	9.2%
Share of net results from associate	113	112	1.3%
Revenue from insurance compensation	1,083	-	100.0%
Cost of sales and services	3,900	3,218	21.2%
SG&A expenses	1,009	1,004	3.3%
Impairment cost for asset under concession	400	-	100.0%
EBIT*	680	898	-24.3%
EBITDA**	2,278	2,168	5.1%
Net profit	1,208	856	41.1%
EPS (Baht)	1.21	0.98	23.5%

* EBIT = Sales and service income – Cost of sales and service – SG&A

** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

The Company reported consolidated sales and service income for 2005 of Baht 5,589 million, an increase of Baht 469 million or 9.2% compared to Baht 5,120 million in 2004. This resulted from an increase in revenue from satellite and related services and the telephone business.

Sales and service income	2005	2004*	%YoY
Transponder and related	3,523	3,105	13.5%
Telephone	2,001	1,559	28.4%
Internet**	65	409	-84.1%
Directory***	-	47	-100%
Total	**5,589**	**5,120**	**9.2%**

** In 2004, sales and services income from CSL occurred prior to its IPO were included.*

*** Revenue from Internet business in 2004 included Baht 343 million from CSL for the period prior to its IPO, Q1/04.*

**** In 2004, recognized revenue from TMC during the period prior to the IPO of CSL, Q1/04.*

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in 2005 was Baht 3,523 million, an increase of Baht 418 million or 13.5% compared to Baht 3,105 million for the same period last year, as revealed in the following table:

Transponder and related	2005	2004	%YoY
Thaicom 1A, 2, 3 and Related	2,449	2,603	-5.9%
IPSTAR	1,074	502	113.9%
Total	**3,523**	**3,105**	**13.5%**

Sold 17,992 UTs in 2005 and expect to grow after the commencement of Thaicom 4

IPSTAR service revenue was Baht 1,074 million this year, an increase of Baht 572 million or 113.9% compared to Baht 502 million in 2004. IPSTAR revenue in 2005 was driven by the sales of UTs. The Company sold around 17,992 UTs in 2005, compared to 5,476 UTs in 2004. SATTEL started having revenue from transponder leasing on Thaicom 4 (IPSTAR) to the amount of Baht 26 million in the fourth quarter of 2005. There was continued growth in broadband internet subscribers in the Asia-Pacific region. As a result, telecommunications service providers are increasingly focusing on the broadband segments in this region. Moreover, new broadband services, including VoIP, online

games and IP television, are also driving demand. These factors are also promoting demand for Thaicom 4 (IPSTAR) bandwidth and the sales volume of UTs.

Revenue from the Thaicom conventional satellite business for 2005 was Baht 2,499 million, a decrease of Baht 154 million or 5.9%, from Baht 2,603 million in 2004. This was due to a drop in the use of Thaicom's transponders for ProTrunk services, whilst there is an increase in the use for broadcasting, for which the Company not only provides transponder services but also teleport services like its uplink service to customers.

Telephone Network Services

Because of the growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator. Revenue from the telephone network business in 2005 was Baht 2,001 million, an increase of Baht 442 million, or 28.4%, compared to Baht 1,559 million in 2004.The growth was dominated by prepaid subscribers. As of the end of 2005, LTC and Camshin have 471,800 and 209,425 subscribers, respectively.

Internet Services

Revenue from the Internet business in 2005 was Baht 65 million, down sharply from Baht 409 million in 2004. This was substantially because in 2005 no revenue from CSL was included after CSL became our associate company following its IPO in Q2/2004 while revenue in 2004 included revenue from CSL to the amount of Baht 343 million that occurred prior to its IPO.

Cost of Sales and service

The Company reported total costs for 2005 of Baht 3,900 million, an increase of Baht 682 million or 21.2% compared to Baht 3,218 million in 2004. This was in line with an increase in revenue from the satellite business and the telephone business. Costs accounted for 69.8% of sales and service income, rising from 62.8% in 2004.

Cost of Sales and services	**2005**	**2004***	**%YoY**
Transponder and related	2,803	2,183	28.4%
Telephone	1,012	737	37.3%
Internet**	85	275	-69.2%
Directory***	-	23	-100.0%
Total	**3,900**	**3,218**	**21.2%**

** In 2004, Cost of sales and services from CSL occurred prior to its IPO was included.*

*** Cost relating to Internet business in 2004 included Baht 201 million from CSL for the period prior to its IPO, Q1/04.*

**** In 2004, recognized costs from TMC during the period prior to the IPO of CSL, Q1/04.*

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 2,803 million, an increase of 28.4% from Baht 2,183 million in 2004. In 2005, cost associated with satellite transponders and related services accounted for 79.6% of its revenue, going up from 70.3% in 2004. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets at year end as well as an increase in Thaicom 3's amortization following its shorter useful life.

Transponder and related	**2005**	**2004**	**%YoY**
Thaicom 1A, 2, 3 and Related	1,636	1,579	3.6%
IPSTAR	1,167	604	93.2%
Total	**2,803**	**2,183**	**28.4%**

Shorter useful life of Thaicom 3, resulted in a higher amortization of Baht 154 million

- A Baht 563 million or 93.2% increase in the cost of providing IPSTAR services, caused by an increase in the cost of sales of UTs, corresponding to an increase in the sales volume. In addition, the Company has started to amortize IPSTAR assets since December 2005. This resulted in the increase in amortization costs of Baht 72 million. The Company amortizes IPSTAR assets by using the straight line method and because the remaining concession years of 15.75 years is shorter than IPSTAR's useful life, the Company has to amortize IPSTAR assets over the remaining concession period. Moreover, the Company recorded an in-orbit insurance cost for Thaicom 4 satellite of Baht 18 million.

However, the cost of IPSTAR service to revenue was 108.7% in 2005, dropping from 120.3% in 2004. This was due to the launch of the ASIC chip series for IPSTAR User Terminals (UT) in this year. By using a proprietary ASIC (Application Specific Integrated Circuit) chip designed for IPSTAR, the new series will enhance high service capability and lower the production cost of UTs.

- A Baht 57 million or 3.6% increase in the cost relating to the Thaicom conventional satellite and related business, because of a higher amortization of the Thaicom 3 satellite of Baht 154 million, due to its shorter useful life. As of 30 June 2005, the estimated useful life of Thaicom 3 was reduced to 2.5 years. As a result, the cost of the Thaicom conventional satellite business to revenue was 66.8%, rising from 60.7% in 2004.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 1,012 million, an increase of 37.3% from Baht 737 million for 2004. Because of a high growth in the number of telephone users in Cambodia and Lao PDR from last year, the Company has expanded its telephone network to serve increasing demand. Consequently, the amortization of the telephone network increased from the same period last year.

Internet Services

Cost relating to the Internet business in 2005 was Baht 85 million, sharply decreased from Baht 275 million in 2004. This was substantially because, in 2005, no cost from CSL was included after CSL became our associate company following its IPO in Q2/2004, while cost in 2004 included cost of CSL to the amount of Baht 201 million which occurred prior to its IPO.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 1,009 million in 2005, an increase of Baht 5 million, or 0.5% compared to Baht 1,004 million in 2004. The consolidated SG&A of 2005 did not include SG&A of CSL since its IPO, while consolidated SG&A of 2004 included SG&A of CSL in one period prior to its IPO, Q1/2004.

The increase was because the Company focuses increasingly on marketing IPSTAR in the international market, especially in Australia and New Zealand through our subsidiaries, IPSTAR Australia ("IPA") and IPSTAR New Zealand ("IPNZ"). This was to lay the market foundation for the launch of Thaicom 4 (IPSTAR) services. The Company also has advertising in many media to promote IPSTAR services. Moreover, the Company recorded a provision for obsolete stock of Baht 65 million. This is a common occurrence as the Company's development of its technology to use a more cost-effective microchip makes previous versions in stock outdated.

In addition, according to the implementation of the new technology CDMA system, to replace the old NMT fixed line system, Camshin recorded a provision for impairment of Baht 32 million for its NMT network after it completed migrating clients from the NMT network to the CDMA network.

Interest Expense

Interest expense was Baht 193 million, an increase of Baht 62 million, or 47.3%, compared to Baht 131 million in 2004 due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005.

Exchange Rate

The Company has a policy to mitigate its foreign exchange exposure by using appropriate financial instruments. Foreign currency forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments.

The Company reported a gain of Baht 40 million from foreign exchange in 2005, while it recorded a loss of Baht 28 million in the same period the previous year.

Non-recurring Items

Recorded revenue from insurance proceeds of Thaicom 3 and impaired cost of Thaicom 3

Because of the signing of a contract with Alcatel for the construction of Thaicom 5, and part of that satellite's future use to replace the missing capacity on Thaicom 3, the Company recorded the insurance claim on Thaicom 3 as "revenue from insurance" compensation to the amount of Baht 1,083 million. Additionally, in respect of the useful life of Thaicom 3, the Company and its consultant completed their assessment process in Q2/2005 and estimated the useful life of Thaicom 3 as at 30 June 2005 to be 2.5 years. Therefore, impairment for Thaicom 3 was recorded to the amount of Baht 400 million. The new estimated useful life would create an increase of approximately Baht 308 million a year in amortization of Thaicom 3 for the next 2.5 years. The amortization is a non-cash item and will not have an effect on the Company's ability to conduct its business.

Share of net results from investment – equity method

The share of net results from investment was Baht 113 million, compared to Baht 112 million for the nine-month period of 2004 from April to December, after its IPO. The operating result for the internet segment of CSL dropped from last year because customers shifted from its dial-up service to broadband. As a result revenue from the dial-up service decreased from last year. CSL has been developing and launching new products with high quality and provides a variety of value-added services to match customers' needs. This strategy makes CSL different from its peers. Additionally, in Q3/2005 CSL fully consolidated operating results from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd (TMC) from 63.25% to 100%.

Income Tax Expense

The Company's income tax expense was Baht 200 million in 2005, down from baht 298 million in 2004, due to a decrease in operating results.

IV. Financial Position

At the end of 2005, the Company reported total assets of Baht 33,687 million, an increase from the end of 2004 of Baht 6,100 million, or 22.1%. This was caused by an increase in the assets under construction of Thaicom 4 (IPSTAR) and Thaicom 5. In addition, investment in the expansion of the telephone networks in Cambodia and Laos also accounted for the increase in assets.

SATTEL's Asset Components

Asset	December 31, 2005		December 31, 2004	
	Amount (Bt mn)	% of Total Assets	Amount (Bt mn)	% of Total Assets
Current Assets	3,221	9.6	2,726	9.9
Investment in associates	780	2.3	759	2.8
PP&E Net	8,242	24.5	19,638	71.2
PP&E under the concession agreement, net	19,312	57.3	3,933	14.3

Liquidity

At the end of 2005, the Company had a current ratio of 0.58 times, up from 0.44 at the end of 2004. This was because of a decrease of Baht 1,354 million short-term loans. (2005: Baht 38 million, 2004: Baht 1,392 million) coupled with an increase in current assets.

Investments

The investment in CSL was presented as an "investment in associate" item. At the end of 2005, the Company's "investment in associate" was Baht 780 million, up from Baht 759 million at the end of 2004.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of 2005 was Baht 8,242 million, a decrease of Baht 11,396 million from Baht 19,638 million at the end of last year. This was because IPSTAR assets were transferred to and recorded in PP&E under the concession agreement item after the

Company transferred its title to the Ministry of Information Technology ("MICT") and the part that was associated with development was recorded as intangible assets. Capital expenditure for the Thaicom 5 project of Baht 1,717 million was also included as well as the assets under concession agreements of Camshin of approximately Baht 2,504 million, which increased by Baht 488 million from Baht 2,016 million at the end of 2004. Camshin recorded an impairment of its NMT system of Baht 32 million in this year.

PP&E under the concession agreement

PP&E under the concession agreement at the end of 2005 was Baht 19,312 million, an increase of Baht 15,379 million from Baht 3,933 million at the end of 2004. This was mainly due to the transfer of IPSTAR assets from PP&E offset by the impairment of Thaicom 3 of Baht 400 million.

Borrowing and Shareholders' equity

Short-term debt reduced to Baht 38 million from Bath 1,392 million at the end of 2004

The Company's net borrowing at the end of 2005 was Baht 17,134 million, an increase of Baht 823 million from Baht 16,311 million at the end of 2004. Long-term loans increased by Baht 2,854 million as a result of the net increase in loans for the Thaicom 4 (IPSTAR) project as well as the drawdown for the Thaicom 5 project. The Company started to repay the long-term loans for the IPSTAR project in November 2005. Short term loans went down to Baht 38 million, compared to Baht 1,392 million at the end of last year. This was because the Company applied part of its PO proceeds and dividend received form CSL to repay short-term debt.

Shareholders' equity was Baht 13,584 million at the end of 2005. The Company's paid up capital and premium on shares were Baht 5,454 million (2004: Baht 4,384 million) and Baht 4,296 million (2004: 2,198 million), respectively, following its issuance of 208 million new common shares at Baht 15.3/share in the second quarter of 2005 and the exercise of warrants under the Company's ESOP project. The Company had retained earnings of Baht 3,314 million, reflecting an increase of Baht 1,208 million from the profit incurred in 2005, offset by an increase in the legal reserve of Baht 60 million.

Net borrowing to equity at the end of 2005 was 1.26 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, which receive financing support from financial institutions.

Cash flow

The Company's cash flow from operations for 2005 was Baht 1,847 million. Net cash outflow used for investing activities was Baht 6,512 million, mainly for the Thaicom 4 (IPSTAR) project and the expansion of the Indochina telephone networks and Thaicom 5 project. These projects receive financial support from financial institutions. Moreover, part of the PO proceeds was used to fund the launch insurance premium of Thaicom 4 satellite. The Company has received a dividend from CSL of Baht 93 million and Shin Broadband Internet (Thailand) Co., Ltd (SBI), the shareholder of CSL, applied the proceeds to repay its short-term debt.

The Company had net proceeds from an equity injection of Baht 3,167 million, reflecting the net PO proceeds and the exercise of warrants under the Company's ESOP project. The Company applied the PO proceeds to repay its short-term debt and to fund the launch insurance premium of Thaicom 4 (IPSTAR). In addition, the Company has drawn loans from financial institutions to supporting the Thaicom 4 (IPSTAR) project, Thaicom 5 and network expansion in Cambodia. Thus, the Company had net cash inflow from financing activities for 2005 of Baht 4,348 million.

The Company had ending cash of Baht 677 million on December 31, 2005.

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
February 27, 2006

SSA-CP 013/2006

February 27, 2006

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2006

To: The President
The Stock Exchange of Thailand

Attachments 1. Details of the Program Regarding the Issuance and Offering for Sale of the Warrants to Purchase Ordinary Shares of the Company (ESOP) Grant 5
2. Capital Increase Report Form

As Shin Satellite Public Company Limited (the "Company") has convened the Board of Directors' Meeting No. 2/2006 on February 27, 2006 at the Thaicom meeting room 3, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company wishes you the resolution of the Board of Directors' Meeting as follows:

1. RESOLVED THAT the Minutes of the Board of Directors' Meeting No.1 /2006 held on January 24, 2006 be certified.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2005 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2005 ending December 31, 2005 be approved.

3. RESOLVED THAT the appointment of 4 auditors from PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the fiscal year 2006 be approved as follows:

1.	Mr. Prasan chuapanich	Certified Public Accountant License No. 3051
2.	Mr. Suchart Luengsuraswat	Certified Public Accountant License No. 3371
3.	Mr. Prasit Yergsrikol	Certified Public Accountant License No. 4174
4.	Miss Nangnoi Charoenthavesub	Certified Public Accountant License No. 3044

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statement and THAT the fees for quarter and annual auditing in fiscal year 2006 be fixed at Baht 2.831 million and THAT the said appointment and auditing fees be proposed for shareholders' approval in the Annual General Meeting of the Shareholder for fiscal year 2006.

4. RESOLVED THAT the allocation of net profits for legal reserve to the amount of Baht 60,385,430 be approved and THAT there will be no dividends payment to shareholders for the fiscal year 2005 and THAT the said allocation and no dividends payment be proposed for shareholders' approval in the Annual General Meeting of the Shareholder for fiscal year 2006.

5. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

5.1 The directors retired by rotation are:
- Mr. Paron Isarasena Na Ayudhaya
- Professor Hirun Radeesri
- Miss Peangpanor Boonklum

5.2 The directors retired by rotation but being re-elected to continue their office are:
- Mr. Paron Isarasena Na Ayudhaya
- Professor Hirun Radeesri
- Miss Peangpanor Boonklum

5.3 The members of the Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
- Mr. Hiran Radeesri	Director and Chairman of the Audit Committee
- Mrs.Charintorn Vongspootorn	Director and Member of the Audit Committee
- Miss Peangpanor Boonklum	Director and Member of the Audit Committee
- Mr. Krisorn Pornsuthee	Director
- Mr. Boonklee Plangsiri	Director
- Mr. Dumrong Kasemset (Ph.D.)	Director
- Mrs.Siripen Sitasuwan	Director
- Miss Nongluck Phinainitisart (D.Eng.)	Director

5.4 The authorized signatories are as follows:
"Mr. Boonklee Plangsiri, Mr. Dumrong Kasemset, Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

6. The directors' remuneration for 2006 approved by the Remuneration Committee is up to Baht 6 million. The remuneration for 2006 will be proposed to the Annual General Meeting of shareholders 2006 for further approval.

7 Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant V).

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance.

For the fifth issuance (Grant V), the Board of Directors has resolved to approve the issuance and offering of warrants of 10,058,800 units to directors and employees of the Company, equivalent to 0.92 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The detail of the terms and conditions is shown in **Attachment 1.**

The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approvals from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

8. RESOLVED THAT the allocation of warrants to purchase ordinary shares of the Company No. 5 to the following directors and employees of the Company who are entitled to receive such

allocation of warrants at the rate exceeding 5 percent of the total warrants issued, which has been approved by the Remuneration Committee, be approved as follows:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Paiboon Panuwattanawong	1,100,000	10.94
2. Dr. Dumrong Kasemset	1,099,800	10.93
3. Dr. Nongluck Phinainitisart	900,000	8.95
4. Mr. Yongsit Rojsrivichaikul	800,000	7.95
5. Mr. Makin Petplai	600,000	5.96

9. RESOLVED THAT the increase of the Company's capital from Baht 5,606,282,500 to Baht 5,656,576,500 by way of issuing 10,058,800 newly issued ordinary shares at the par value per share of Baht 5, totaling Baht 50,294,000 be approved.

10. RESOLVED THAT the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with the increase of the Company's capital be approved, which would be amended to read as follows:

"Clause 4.

the registered capital	5,656,576,500 Baht
divided into	1,131,315,300 Shares
at par value per shares of	5 Baht
Consisting of ordinary shares of:	1,131,315,300 Shares
and	
Preferred shares of:	- Shares

11. RESOLVED THAT the allocation of newly issued ordinary shares to the number of 10,058,800 shares at the par value per share of Baht 5 (Five Baht) be approved will be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 5.

    whereby the Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.

12. RESOLVED THAT the Annual General Meeting of Shareholders for fiscal year 2006 be called and held on April 24, 2006 at 14.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, No. 1010, Vipavadee Rungsit Road, Chatuchak, Bangkok and THAT the closing date of the share register book suspending any transfer of shares in order to determine and identify shareholders' right to attend the meeting be commenced on April 4, 2005 from 12.00 hours until adjournment of the meeting. The meeting agenda is as follows:

Agenda Item 1	To inform certain matters;
Agenda Item 2	To consider and approve the Minutes of the Annual Ordinary General Meeting of the Shareholders 2005 held on March 31, 2005;
Agenda Item 3	To consider and approve the report on the Company's operating results for the fiscal year 2005 prepared by the Board of Directors;
Agenda Item 4	To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2005 ending December 31, 2005;

Agenda Item 5 To consider and approve the allocation of net profits for legal reserve and payment of dividend for the fiscal year 2005;

Agenda Item 6 To consider and approve the appointment of the Company's auditors and fixing the auditor's remuneration for the fiscal year 2006;

Agenda Item 7 To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2006;

Agenda Item 8 To consider and approve the issuance and allocation of warrants to purchase ordinary shares to directors and employees of the Company No. 5 to the number of 10,058,800 units;

Agenda Item 9 To consider and approve the allocation of warrants to purchase ordinary shares of the Company No. 5 to the following directors and employees of the Company who are entitled to receive such allocation of warrants in the excess of 5 percent of the total warrants issued which has been approved by the Remuneration Committee as follows:

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Paiboon Panuwattanawong	1,100,000	10.94
2. Dr. Dumrong Kasemset	1,099,800	10.93
3. Dr. Nongluck Phinainitisart	900,000	8.95
4. Mr. Yongsit Rojsrivichaikul	800,000	7.95
5. Mr. Makin Petplai	600,000	5.96

Agenda Item 10 To consider and approve the increase of the Company's capital;

Agenda Item 11 To consider and approve the amendment to Clause 4 of the Company's Memorandum of Association in order for it to be in line with increase of the Company's capital;

Agenda Item 12 To consider and approve the allocation of newly issued ordinary shares, to the amount of 10,058,800 shares at the par value per share of Baht 5 (Five Baht) be approved to be reserved for the exercise of warrants to purchase ordinary shares of the Company to be issued to the directors and employees of the Company pursuant to ESOP No. 5.

Agenda Item 13 To consider any other issues (if any).

Attachment 1

- Translation -

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan ESOP) No. 5

1. **Objectives and Necessities of Offering Securities to Directors and Employees of the Company**

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof.

The first warrants issued and offered in year 2002 were in the number of 8,000,000 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 8,000,000 ordinary shares (at par value of Baht 10), equivalent to 1.83 % of all paid-up capital of the Company.

The second warrants issued and offered in year 2003 were in the number of 4,400,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 4,400,100 ordinary shares (at par value of Baht 10), equivalent to 1.01 % of all paid-up capital of the Company.

The third warrants issued and offered in year 2004 were in the number of 5,894,200 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 5,894,200 ordinary shares (at par value of Baht 5), equivalent to 0.67 % of all paid-up capital of the Company.

The fourth warrants issued and offered in year 2005 were in the number of 7,562,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 7,562,100 ordinary shares (at par value of Baht 5), equivalent to 0.86 % of all paid-up capital of the Company.

The fifth warrants to be issued at this time in this year, will be, according to ESOP, in the number of 10,058,800 units at the par value per share of Baht 5, whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 10,058,800 ordinary shares at par value of Baht 5, equivalent to 0.92% of all paid-up capital of the Company. In this regard, the total number of the ordinary shares being allocated to serve the exercise of right under the warrants is equivalent to 5.29 percent of all paid-up capital of the Company.

The details of warrants for the Program in this fifth year, which will be proposed to the shareholders' meeting for their consideration, appear below. In addition, upon the exercise of right under such warrants, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants Issued on This Occasion

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as the **"warrant"**)
Total Number of Warrants to be Offered	10,058,800 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	10,058,800 shares (at the par value of Baht 5), equivalent to 0.92 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting.
Issuing and Offering Date	The Executive Committee will set the issuing and offering date.
Exercise Period	The Company's directors and employees may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Second Year — Directors and employees are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less

than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Third Year	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.
	In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares — -None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 hour and 16.00 hour within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 hour and 16.00 hour of the last business day of every month. In case of the last exercise of right, the exercise date shall be within 5 business days prior to the date such warrants expire.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director or employee of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or employee, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee , as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director or employee resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and term of warrants is expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

Should there be any right adjustment which requires the allocation of additional reserved shares in excess of the number of share allocated to serve that particular adjustment, the Company shall have to propose to the next shareholders' meeting to approve the allocation of additionally reserved shares. In the event that the term of warrants remaining is less than the period of where the next shareholders' meeting will be conducted, the Company shall promptly propose to the shareholders' meeting prior to the date the warrants expire.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case warrants are exercised by all directors and employees as calculated from the presently paid-up capital:

Number of the total issued shares	=	1,090,757,817 shares (at a par value of Baht 5 each)
Number of all shares from exercise of warrant	=	10,058,800 shares (at a par value of Baht 5 each)
Total number of shares after exercise	=	1,100,816,617 shares (at a par value of Baht 5 each)
Ratio of the existing shareholders after exercise	=	99.09 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	1,090,757,817 shares (at a par value of Baht 5 each)
Number of reserved shares for the exercise of warrant allocated to directors and employees	=	10,058,800 shares (at a par value of Baht 5 each)
Ratio of reserved shares to total issued shares	=	0.92 percent of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
1. Mr. Paiboon Panuwattanawong President-IPSTAR Operation and Director of subsidiary company	1,100,000	10.94
2. Mr. Dumrong Kasemset (Ph.D.) Director and Chairman of the Executive Committee	1,099,800	10.93
3. Ms. Nongluck Phinainitisart (D.Eng.) Director and the Executive Committee	900,000	8.95
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing and Sales	800,000	7.95
5. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China and China	600,000	5.96
6. Mr. Pradeep Unni Vice President – Sales / Asia, Eastern Europe and America Territory	440,000	4.37
7. Mr. Teerayuth Boonchote IPSTAR Terminal & Project Implementation	350,000	3.48
8. Mr. Tanadit Charoenchan Vice President – Finance & Accounting and Director of subsidiary company	300,000	2.98
9. Mr. Theerawat Kusalanggoorawat Vice President – Management Information Systems	300,000	2.98
10. Mr. Kamonmit Vudhijumnong Vice president – Legal and Director of subsidiary company	150,000	1.49
11. Mr. Sivaraks Phinicharomna Vice President – Internal Auditing	150,000	1.49
12. Mr. Jiroj Srinamwong Director of Subsidiary	150,000	1.49
13. Mr. Avudh Ploysongsang Vice President – Business Development and Director of subsidiary company	50,000	0.50

Note: The number of warrants to be issued and offered for sale will be 10,058,800 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be approved by the shareholders' meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering for sale of warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the shareholders' meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

Name	Number of Allocated Warrants (Unit)	Percent of Total Allocated Warrants
7.1 Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	1,100,000	10.94
7.2 Mr. Dumrong Kasemset (Ph.D.) Director and Chairman of the Executive Committee	1,099,800	10.93
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 8; attending = 7, not attending 1		
7.3 Ms. Nongluck Phinainitisart (D.Eng.) Director, President and the Executive Committee	900,000	8.95
Number of times such director attending and not attending the meetings in previous year in Shin Satellite Public Company Limited: number of meetings = 8; attending = 8, not attending –		
7.4 Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	800,000	7.95
7.5 Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China and China	600,000	5.96

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the below

In this respect, since the total number of warrants to be issued and offered for sale will be 10,058,800 units and the exercise price will be determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted, the persons mentioned in Clause 7.1 - 7.5, therefore, will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 2006 WASH. D.C. 199

- Translation -

Capital Increase Report Form

Shin Satellite Public Company Limited

27 February 2006

We, Shin Satellite Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2006, held on February 27, 2006 in respect of a share allotment as follows:

1. Capital Increase:

The Board of Directors' meeting passed a resolution approving the increase of the Company's registered capital from Baht 5,606,282,500 to Baht 5,656,576,500 by way of issuing 1,131,315,300 newly issued ordinary shares with a par value per share of Baht 5 each, counting to Baht 5,656,576,500 in total, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant 5.

2. Allocation of Issued Shares:

The Board of Directors' meeting passed a resolution approving the allocation of 1,131,315,300 ordinary shares not yet been sold with the par value per share of baht 5 (Five Baht) each, totaling Baht 5,656,576,500, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Grant 5. The allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 Details of Allocation

Allocated to/for	Number (shares)	Ratio (old:new)	Sale price Per share (Baht)	Subscription and Payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons (specify)	-	-	-	-	-
To serve the exercise of right under the warrants allocated to directors and employees of the Company (ESOP) No. 5	10,058,800	1:1	The exercise price is the average closing price of shares being traded in the Stock Market during the 30 day period prior to the date the shareholders' meeting is conducted.	-	-

Note the detail of the ESOP program shown in Attachment 1.

2.2 The Company's plan where there is a fraction of shares remaining.

- None -

2.3 The number of shares remaining after allocation is

- None -

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2006 Annual General Meeting of Shareholders will be held on April 24, 2006, at 14.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The Company will close the share register book from April 4, 2006 at 12.00 noon in order to determine the rights of shareholders to attend and vote, until adjournment of the meeting.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other Reasons that may be Necessary for Shareholders to Approve the Capital Increase and the Shares Allocation

-None -

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 27, 2006	Board of Director's Meeting for resolution to issue warrants to the directors, employees and advisers of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 27, 2006	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 4, 2006	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2006
April 24, 2006	The holding of the Annual General Meeting of Shareholder for the year 2009
Within April 2006	Submit the Application for issuance and offer of the warrants to the Office of the Securities and Exchange Commission
Within May 2006	The Office of the Securities and Exchange Commission will inform the company about the result of consideration of the application within 45 business days of the date the Securities and Exchange Commission has received the completed documents

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

-Signed- Authorized Director
(Mr. Dumrong Kasemset(Ph.D.))
Director

-Signed- Authorized Director
(Mrs. Siripen Sitasuwan)
Director